UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2008
Commission File Number 0-99
PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM

(Translation of registrant’s name into English)
United Mexican States

(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐     No☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐     No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

RECENT DEVELOPMENTS
     The following discussion of PEMEX’s recent results should be read in conjunction with the Form 20-F of PEMEX for the fiscal year ended December 31, 2007 (the “Form 20-F”) and, in particular, “Item 4— Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report as Annex A. In this document, “PEMEX” refers to Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals (which we refer to as the subsidiary entities), and the subsidiary companies, including the Pemex Project Funding Master Trust, listed in note 2 to the audited financial statements included in the Form 20-F.
Exchange Rates
     On November 18, 2008, the noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York was Ps. 13.1450 = U.S. $1.00.
Cessation of Inflation Accounting under Mexican FRS
     As a result of an accounting change in Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards or “Mexican FRS”) related to inflation accounting rules, commencing January 1, 2008, PEMEX no longer uses inflation accounting, unless the economic environment in which it operates qualifies as “inflationary,” as defined by Mexican FRS. Because the economic environment in the three-year period ended December 31, 2007 did not qualify as inflationary, PEMEX did not use inflation accounting to prepare its unaudited condensed consolidated interim financial statements as of and for the six-month period ended June 30, 2008 and the nine-month period ended September 30, 2008.
Capitalization of PEMEX
     The following table sets forth the capitalization of PEMEX at September 30, 2008, as calculated in accordance with Mexican FRS.

	At September 30, 2008(1)(2)
	(millions of pesos or
	U.S. dollars)
Long-term external debt	Ps.	350,225	U.S. $	31,892
Long-term domestic debt		95,548		8,701

Total long-term debt (3)	Ps.	445,773	U.S. $	40,593

Certificates of Contribution “A” (4)	Ps.	96,958	U.S. $	8,829
Mexican Government increase in equity of subsidiary entities (5)		147,264		13,410
Comprehensive gain		6,820		621
Accumulated losses		(149,935)		(13,653)
Net income for the period		5,555		506

Total equity		106,662		9,713

Total capitalization	Ps.	552,435	U.S. $	50,306

Notes: Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos at the established exchange rate of Ps. 10.9814 = U.S. $1.00 at September 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since September 30, 2008, except for PEMEX’s undertaking of new financings. See “—Recent Financing Activities.”

(3)	Total long-term debt does not include short-term indebtedness of Ps. 83,771 million (U.S. $7,628 million) at September 30, 2008. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F.

(4)	Equity instruments held by the Mexican Government.

(5)	In the nine-month period ended September 30, 2008, the Mexican Government increased PEMEX’s equity by Ps 2.806 billion.
Source: PEMEX’s unaudited condensed consolidated interim financial statements.
Operating and Financial Review and Prospects
Results of Operations of PEMEX, its Subsidiary Entities and Subsidiary Companies—First Nine Months of 2008 Compared to First Nine Months of 2007
     The unaudited condensed consolidated interim financial information set forth below was prepared in accordance with Mexican FRS. The interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4— Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20.

	Nine months ended September 30,
	2007(1)		2008(1) (2)
	(millions of
	constant pesos
	as of December		(millions of		(millions of U.S.
	31, 2007)		pesos)		dollars)
Net sales
Domestic	Ps.	435,507	Ps.	519,382	U.S. $	47,296
Export		385,355		541,944		49,351
Services Income		3,235		3,587		327

Total		824,097		1,064,913		96,974

Costs of sales		320,928		440,993		40,158

General expenses		60,325		71,582		6,518

Other revenues(3) (net)		49,858		161,661		14,721
Comprehensive financing result(4)		(18,625)		(22,095)		(2,012)
Participation in results of subsidiaries and affiliates		4,604		(1,288)		(117)

Income before taxes and duties		478,681		690,616		62,890
Taxes and duties		464,548		685,061		62,384

Net income for the period	Ps.	14,133	Ps.	5,555	U.S. $	506

Notes: Numbers may not total due to rounding

(1)	Unaudited.

(2)	Translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9814 = U.S. $1.00 at September 30, 2008 for purposes of convenience only. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(3)	Includes the Special Tax on Production and Services, which we refer to as the “IEPS tax” in 2007 and 2008, when the IEPS tax rate was negative.

(4)	Includes exchange rate loss in the amount of Ps. 2,848 million in the first nine months of 2007 and exchange rate loss in the amount of Ps. 3,242 million in the first nine months of 2008.
Source: PEMEX’s unaudited condensed consolidated interim financial statements.
     Sales
     Total sales revenues increased by 29.2%, to Ps. 1,064.9 billion, in the first nine months of 2008 from Ps. 824.1 billion in the first nine months of 2007. The increase in total sales resulted primarily from the increase in prices for crude oil exports.
     Domestic Sales
     Domestic sales increased by 19.3% in the first nine months of 2008, from Ps. 435.5 billion in the first nine months of 2007 to Ps. 519.4 billion in the first nine months of 2008, primarily due to a 14.9%

increase in sales of petroleum products, a 43.7% increase in natural gas sales and a 33.2% increase in petrochemical products sales. Sales of natural gas increased by 43.7% in the first nine months of 2008, from Ps. 59.3 billion in the first nine months of 2007 to Ps. 85.2 billion in the first nine months of 2008, due to a 0.9% increase in the volume of sales and a 44.7% average increase in price. Domestic sales of petroleum products increased by 14.9% in the first nine months of 2008, from Ps. 355.1 billion in the first nine months of 2007 to Ps. 408.1 billion in the first nine months of 2008, primarily due to an increase in prices, which was partially offset by a 3.5% decrease in sales volumes caused by the decreased demand for propane and fuel oil. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 33.2%, from Ps. 19.6 billion in the first nine months of 2007 to Ps. 26.1 billion in the first nine months of 2008, due to a 44.0% average increase in price, which was partially offset by a 79.0% decrease in the volume of petrochemical product sales.
     Export Sales
     Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 40.6%, from Ps. 385.4 billion in the first nine months of 2007 to Ps. 541.9 billion in the first nine months of 2008. Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates (which we refer to as the “PMI Group”), export sales by the subsidiary entities to the PMI Group and third parties increased by 35.3%, from Ps. 333.7 billion in the first nine months of 2007 to Ps. 451.6 billion in the first nine months of 2008. In dollar terms, excluding the trading activities of the PMI Group, total export sales increased by 45.1%, from U.S. $29.7 billion in the first nine months of 2007 to U.S. $43.1 billion in the first nine months of 2008.
     Crude oil and condensate export sales accounted for 87.8% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2008, as compared to 88.3% in the first nine months of 2007. Crude oil and condensate export sales increased in peso terms by 34.5%, from Ps. 294.7 billion in the first nine months of 2007 to Ps. 396.3 billion in the first nine months of 2008, primarily due to a 75.4% increase in the weighted average price of crude oil exports (from U.S. $56.24 per barrel in the first nine months of 2007 to U.S. $98.66 per barrel in the first nine months of 2008) and an increase in production of Ku-Maloob-Zaap field, which was partially offset by a 17.9% decrease in the volume of crude oil exports, mainly due to a decline of production in the Cantarell field.
     Export sales of petroleum products represented 11.5% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2008, as compared to 11.1% in the first nine months of 2007. Export sales of petroleum products increased by 49.7%, from Ps. 33.4 billion in the first nine months of 2007 to Ps. 50.0 billion in the first nine months of 2008, primarily due to an increase in prices of exports of PEMEX’s main petroleum products, including naptha, diesel and jet fuel, which was partially offset by a decrease in the volumes of exports of fuel oil.
     Export sales of natural gas represented 0.5% of total export sales (excluding the trading activities of the PMI Group) in the first nine months of 2008, as compared to 1.0% in the first nine months of 2007. Export sales of natural gas decreased by 40.0%, from Ps. 3.5 billion in the first nine months of 2007 to Ps. 2.1 billion in the first nine months of 2008, due to a decrease in dry gas production.
     Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2007 and 2008 and represented 0.6% and 0.7%, respectively, of total export sales. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 52.4%, from Ps. 2.1 billion in the first nine months of 2007 to Ps. 3.2 billion in the first nine months of 2008, due to an increase in the prices of petrochemicals, which was partially offset by a 30.2% in sales volume.
     Services Income
     There was no significant change of services income in the first nine months of 2008 compared to the first nine months of 2007.

     Costs of Sales
     Costs of sales increased by 37.4%, from Ps. 320.9 billion in the first nine months of 2007 to Ps. 441.0 billion in the first nine months of 2008. This increase was primarily due to a Ps. 111.7 billion increase in product purchases, a Ps. 13.5 billion increase in costs associated with the labor provision for pension and other post-retirement obligations and a Ps. 14.3 billion increase in depreciation and amortization expense.
     General Expenses
     General expenses increased by 18.7%, from Ps. 60.3 billion in the first nine months of 2007 to Ps. 71.6 billion in the first nine months of 2008. This increase was primarily due to an 82.3% increase in costs associated with the labor provision for pension and other post-retirement obligations, which is reflected in distribution and administrative expenses.
     Other Revenues, net
     Other revenues, net, increased by Ps. 111.8 billion, from Ps. 49.9 billion in the first nine months of 2007 to Ps. 161.7 billion in the first nine months of 2008, primarily due to an increase in the amount of the credit attributable to the negative rate of the Special Tax on Production and Services (Impuesto Especial sobre Producción y Servicios, or “IEPS”), which amounted to approximately Ps. 116.5 billion.
     Comprehensive Financing Result
     Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense, foreign exchange gain or loss and, for periods ending prior to January 1, 2008, the gain or loss attributable to the effects of inflation on monetary liabilities and assets minus any portion of the comprehensive financing result capitalized during the period.
     A substantial portion of PEMEX’s indebtedness (78.5% at September 30, 2008) is denominated in U.S. dollars, so a depreciation of the peso against the U.S. dollar results in foreign exchange loss and higher peso-denominated interest expense. The value of the peso relative to the U.S. dollar has depreciated, in U.S. dollar terms, by 16.5% from Ps. 10.9814 per U.S. dollar as of September 30, 2008 to Ps. 13.1450 per U.S. dollar as of November 18, 2008.
     Our comprehensive financing result increased from a loss of Ps. 18.6 billion in the first nine months of 2007 to a loss of Ps. 22.1 billion in the first nine months of 2008, primarily as a result of the following:
•	The greater depreciation of the peso against the U.S. dollar in the first nine months of 2008 in comparison to the depreciation of the peso in the same period of 2007 resulted in a Ps. 0.4 billion increase in net foreign exchange losses, from a net loss of Ps. 2.8 billion in the first nine months of 2007 to a net loss of Ps. 3.2 billion in the first nine months of 2008.

•	In the first nine months of 2007, PEMEX’s average monetary liabilities exceeded its average monetary assets, resulting in a net gain in monetary position of Ps. 7.6 million. Effective January 1, 2008, as a result of the changes introduced by the adoption of Mexican FRS B-10 “Effects of Inflation”, which superseded Bulletin B-10, PEMEX no longer recognizes the effects of inflation in its financial statements during periods when inflation is below certain thresholds. As a result, PEMEX did not recognize any gain or loss in monetary position in the first nine months of 2008.

•	A decrease of Ps. 4.5 billion in the first nine months of 2008 in net interest and financial expense primarily due to the decreased expense related to the embedded derivatives included in the 4.5% Guaranteed Exchangeable Bonds due 2011 issued by RepCon Lux, S.A.

     In the ordinary course of its operations, PEMEX enters into contracts for the acquisition and disposition of goods and services that are denominated in foreign currencies. The currency effect generated during the period between the date when the goods and services are received, or delivered, and the time when they are paid for, is registered as a foreign exchange gain or loss. Given the recent depreciation of the peso with respect to the U.S. dollar and the continuing instability of the global financial crisis, PEMEX is evaluating the future impact of this currency effect.
     Taxes and Duties
     Hydrocarbon extraction duties and other duties and taxes increased by 47.5%, from Ps. 464.5 billion in the first nine months of 2007 to Ps. 685.1 billion in the first nine months of 2008, largely due to higher prices of crude oil and natural gas, and the effect of Pemex-Exploration and Production’s total costs for the period, which were above the threshold on deductible costs established by the Ordinary Hydrocarbons Duty. Taxes and duties represented 64.3% of total sales in the first nine months of 2008, as compared to 56.4% in the first nine months of 2007, because PEMEX’s effective rate of taxes and duties rises as oil prices increase.
     Net Income
     In the first nine months of 2008, PEMEX reported net income of Ps. 5.6 billion on Ps. 1,064.9 billion in total revenues, as compared with net income of Ps. 14.1 billion on Ps. 824.1 billion in total revenues in the first nine months of 2007. The decrease in net income from the first nine months of 2007 to the first nine months of 2008 resulted primarily from a Ps. 220.5 billion increase in taxes and duties, which was partially offset by (a) a Ps. 109.5 billion increase in operating income due to general price increases in crude oil, natural gas and petroleum products, and (b) a Ps. 111.8 billion increase in other net revenues caused primarily by the increase in the amount of the IEPS tax credit.
Results of Operations of PEMEX, its Subsidiary Entities and Subsidiary Companies—First Six Months of 2008 Compared to First Six Months of 2007
     The unaudited condensed consolidated interim financial information set forth below was prepared in accordance with Mexican FRS. The interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4— Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report.

	Six months ended June 30,
	2007(1)		2008(1) (2)
	(millions of
	constant pesos
	as of December		(millions of		(millions of U.S.
	31, 2007)		pesos)		Dollars)
Net sales
Domestic	Ps.	287,846	Ps.	341,626	U.S. $	33,145
Export		241,222		350,871		34,042
Services Income		534		543		53

Total		529,602		693,039		67,240

Costs of sales		203,702		278,606		27,031

General expenses		38,972		54,262		5,265

Other revenues(3) (net)		31,997		95,858		9,300
Comprehensive financing result(4)		(15,212)		(7,379)		(716)
Participation in results of subsidiaries and affiliates		5,870		4,627		449

Income before taxes and duties		309,583		453,277		43,977
Taxes and duties		281,744		433,328		42,042

Net income for the period	Ps.	27,838	Ps.	19,948	U.S.$	1,935

Notes:	Numbers may not total due to rounding

(1)	Unaudited.

(2)	Translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = U.S. $1.00 at June 30, 2008 for purposes of convenience only. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(3)	Includes the Special Tax on Production and Services, which we refer to as the “IEPS tax” in 2007 and 2008, when the IEPS tax rate was negative.

(4)	Includes exchange rate gains in the amount of Ps. 163.6 million in the first six months of 2007 and exchange rate gains in the amount of Ps. 12,077.7 million in the first six months of 2008.
Source: PEMEX’s unaudited condensed consolidated interim financial statements.
     Sales
     Total sale revenues increased by 30.9%, to Ps. 693.0 billion, in the first six months of 2008 from Ps. 529.6 billion in the first six months of 2007. The increase in total sales resulted primarily from the increase in prices for crude oil exports.
     Domestic Sales
     Domestic sales increased by 18.7% in the first six months of 2008, from Ps. 287.8 billion in the first six months of 2007 to Ps. 341.6 billion in the first six months of 2008, primarily due to a 14.4% increase in sales of petroleum products, a 38.1% increase in natural gas sales and a 32.8% increase in petrochemical products sales. Sales of natural gas increased by 38.1% in the first six months of 2008, from Ps. 42.0 billion in the first six months of 2007 to Ps. 58.0 billion in the first six months of 2008, due to a 6.6% increase in the volume of sales and a 33.7% average increase in price. Domestic sales of petroleum products increased by 14.4% in the first six months of 2008, from Ps. 233.0 billion in the first six months of 2007 to Ps. 266.6 billion in the first six months of 2008, primarily due to a 1.9% increase in sales volumes, caused by the increased demand for gasoline and fuel oil. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 32.8%, from Ps. 12.8 billion in the first six months of 2007 to Ps. 17.0 billion in the first six months of 2008, due to a 5.0% average increase in price and to a 25.7% increase in the volume of petrochemical product sales.

     Export Sales
     Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 45.5%, from Ps. 241.2 billion in the first six months of 2007 to Ps. 350.9 billion in the first six months of 2008. Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates (which we refer to as the “PMI Group”), export sales by the subsidiary entities to the PMI Group and third parties increased by 43.4%, from Ps. 207.0 billion in the first six months of 2007 to Ps. 296.8 billion in the first six months of 2008. In dollar terms, excluding the trading activities of the PMI Group, total export sales increased by 52.2%, from U.S. $18.4 billion in the first six months of 2007 to U.S. $28.0 billion in the first six months of 2008.
     Crude oil and condensate export sales accounted for 88.3% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2008, as compared to 88.1% in the first six months of 2007. Crude oil and condensate export sales increased in peso terms by 43.6%, from Ps. 182.5 billion in the first six months of 2007 to Ps. 262.1 billion in the first six months of 2008, primarily due to a 79.3% increase in the weighted average price of crude oil exports (from U.S. $52.06 per barrel in the first six months of 2007 to U.S. $93.36 per barrel in the first six months of 2008), which was partially offset by a 14.9% decrease in the volume of crude oil exports mainly due to a decline of production in the Cantarell field, partially offset by increase in production of Ku-Maloob-Zaap field.
     Export sales of petroleum products represented 10.7% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2008, as compared to 11.2% in the first six months of 2007. Export sales of petroleum products increased by 37.5%, from Ps. 23.2 billion in the first six months of 2007 to Ps. 31.9 billion in the first six months of 2008, primarily due to an increase in prices of exports of PEMEX’s main petroleum products, including naphta, diesel and jet fuel, which was partially offset by a decrease in the volumes of exports of fuel oil.
     Export sales of natural gas represented 0.3% of total export sales (excluding the trading activities of the PMI Group) in the first six months of 2008, as compared to 1.3% in the first six months of 2007. Export sales of natural gas decreased by 66.7%, from Ps. 2.7 billion in the first six months of 2007 to Ps. 0.9 billion in the first six months of 2008, due to a decrease in dry gas production.
     Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first six months of 2007 and 2008 (0.7% and 0.6%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 35.7%, from Ps. 1.4 billion in the first six months of 2007 to Ps. 1.9 billion in the first six months of 2008, due to an increase in the prices of petrochemicals, which was partially offset by a 23.2% decrease in sales volume mainly due to lower sales of sulfur and butane.
     Services Income
     Services income relates, mainly, to revenues obtained by Kot Insurance Company AG from reinsurance premiums. In the first six months of 2007 and 2008, services income amounted to Ps. 0.5 billion. There was no significant change of services income in the first six months of 2008 compared to the first six months of 2007.
     Costs of Sales
     Costs of sales increased by 36.8%, from Ps. 203.7 billion in the first six months of 2007 to Ps. 278.6 billion in the first six months of 2008. This increase was primarily due to a Ps. 61.8 billion increase in product purchases, a Ps. 19.3 billion increase in costs associated with the labor provision for pension and other post-retirement obligations and a Ps. 7.3 billion increase in depreciation and amortization expense.

     General Expenses
     General expenses increased by 39.2%, from Ps. 39.0 billion in the first six months of 2007 to Ps. 54.3 billion in the first six months of 2008. This increase was primarily due to a 74.8% increase in costs associated with the labor provision for pension and other post-retirement obligations, which is reflected in distribution and administrative expenses.
     Other Revenues, net
     Other revenues, net, increased by Ps. 63.9 billion, from Ps. 32.0 billion in the first six months of 2007 to Ps. 95.9 billion in the first six months of 2008, primarily due to an increase in the amount of the credit attributable to the negative rate of the IEPS tax that amounted to approximately Ps. 92.3 billion.
     Comprehensive Financing Result
     Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense, foreign exchange gain or loss and, for periods ending prior to January 1, 2008, the gain or loss attributable to the effects of inflation on monetary liabilities and assets minus any portion of the comprehensive financing result capitalized during the period.
     A substantial portion of PEMEX’s indebtedness (76.1% at June 30, 2008) is denominated in U.S. dollars, so a depreciation of the peso against the U.S. dollar results in foreign exchange loss and higher peso-denominated interest expense. As disclosed in note 4 to the interim condensed consolidated financial statements, PEMEX had a net liability foreign currency exchange position equivalent to U.S. $30.2 billion at June 30, 2008. The value of the peso relative to the U.S. dollar has depreciated, in U.S. dollar terms, by 24.3% from Ps. 10.3069 per U.S. dollar as of June 30, 2008 to Ps. 13.6100 per U.S. dollar as of October 23, 2008. As a result of the depreciation of the peso, PEMEX will recognize greater foreign exchange losses in its results of operation for the fourth quarter of 2008.
     Our comprehensive financing result decreased from a loss of Ps. 15.2 billion in the first six months of 2007 to a loss of Ps. 7.4 billion in the first six months of 2008, primarily as a result of the following:
•	An increase of Ps. 1.8 billion in the first six months of 2008 in net interest and financial products expense.

•	The appreciation of the peso against the U.S. dollar in the first six months of 2008 in comparison to a depreciation of the peso in the same period of 2007 resulted in a Ps. 11.9 billion increase in net foreign exchange gains, from a net gain of Ps. 0.2 billion in the first six months of 2007 to a net gain of Ps. 12.1 billion in the first six months of 2008.

•	In the first six months of 2007, PEMEX’s average monetary liabilities exceeded its average monetary assets, resulting in a net gain in monetary position of Ps. 2.2 billion. As a result of the adoption of Mexican FRS B-10 “Effects of Inflation”, PEMEX did not recognize any gain or loss in monetary position in the first six months of 2008.
     Taxes and Duties
     Hydrocarbon extraction duties and other duties and taxes increased by 53.8%, from Ps. 281.7 billion in the first six months of 2007 to Ps. 433.3 billion in the first six months of 2008, largely due to higher prices of crude oil and natural gas, and the effect of Pemex-Exploration and Production’s total costs for the period, which were above the threshold on deductible costs established by the Ordinary Hydrocarbons Duty. Taxes and duties represented 62.5% of total sales in the first six months of 2008, as compared to 53.2% in the first six months of 2007, because PEMEX’s effective rate of taxes and duties rises as oil prices increase.

     Net Income
     In the first six months of 2008, PEMEX reported net income of Ps. 19.9 billion on Ps. 693.0 billion in total revenues, as compared with net income of Ps. 27.8 billion on Ps. 529.6 billion in total revenues in the first six months of 2007. The decrease in net income from the first six months of 2007 to the first six months of 2008 resulted primarily from a Ps. 151.6 billion increase in taxes and duties, which was partially offset by (i) a Ps. 73.2 billion increase in operating income due to general price increases in crude oil, natural gas and petroleum products, (ii) a Ps. 63.9 billion increase in other net revenues caused primarily by the increase in the amount of the IEPS tax credit, and (iii) a Ps. 7.8 billion improvement in comprehensive financing result primarily due to foreign exchange gains, in each case as compared to the first six months of 2007.
U.S. GAAP Reconciliation
     Net income (loss) under U.S. GAAP differs from net income (loss) under Mexican FRS due to several factors, which are differences in methods of accounting for exploration and drilling costs, pension, seniority premiums and post-retirement benefit obligations, accrued vacation, capitalized interest, impairment of fixed assets, depreciation, derivatives, profit in inventory, deferred taxes, reclassification of Pemex Finance, Ltd. net income to minority interest and our investment in Repsol shares. The amounts of these adjustments vary each year. For further information regarding these and other differences between Mexican FRS and U.S. GAAP as they relate to our results, see note 14 to the unaudited condensed consolidated interim financial statements of PEMEX included in Annex A.
     Income/(loss) and Equity (Deficit) under U.S. GAAP
     For the six months ended June 30, 2008, our net income under U.S. GAAP was approximately Ps. 39.4 billion, representing a Ps. 19.4 billion increase from the net income recorded under Mexican FRS. For the six months ended June 30, 2007, our net income under U.S. GAAP was approximately Ps. 25.5 billion, representing a Ps. 2.4 billion decrease from the net income recorded under Mexican FRS. For further detail regarding the adjustments related to these amounts, see note 14 to the unaudited condensed consolidated interim financial statements of PEMEX included in Annex A.
     Our equity deficit under U.S. GAAP was approximately Ps. 146.1 billion at June 30, 2008, as compared to an equity deficit of Ps. 198.1 billion at December 31, 2007. For further detail regarding the adjustments related to these amounts, see note 14 to the unaudited condensed consolidated interim financial statements of PEMEX included in Annex A.
Liquidity and Capital Resources
     A number of our financing agreements contain restrictions on (a) PEMEX’s ability to create liens on its assets to secure external indebtedness, subject to certain exceptions, (b) PEMEX’s ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements, subject to certain baskets, and (c) PEMEX’s ability to merge or consolidate with other entities or sell all or substantially all of its assets. In addition, a number of our financing agreements contain events of default, including an event of default if the Mexican Government ceases to control Petróleos Mexicanos, or Petróleos Mexicanos or any of Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals ceases to have the exclusive right and authority to conduct the petroleum industry on behalf of Mexico. At September 30, 2008, PEMEX was not in default on any of its financing agreements.
     The Pemex Project Funding Master Trust
     PEMEX makes decisions to draw-down funds under PIDIREGAS-related financings on the basis of the short-term obligations of the Pemex Project Funding Master Trust under PIDIREGAS contracts. The Pemex Project Funding Master Trust invests any excess liquidity in short-term investments, including interest-bearing deposits at Banco de México and other foreign banks.

     At September 30, 2008, cash and cash equivalents of the Pemex Project Funding Master Trust totaled U.S. $2.7 billion, its total assets were U.S. $59.9 billion, its long-term indebtedness totaled U.S. $53.3 billion, and its short-term liabilities totaled U.S. $6.6 billion, comprised of its short-term indebtedness (including interest payable of U.S. $0.4 billion) of U.S. $4.9 billion and other short-term liabilities of U.S. $1.6 billion (including accounts payable to contractors of U.S. $0.8 billion and other accounts payable of U.S. $0.8 billion).
     The assets of the Pemex Project Funding Master Trust consist primarily of the funds it receives through various PIDIREGAS financings incurred directly or indirectly by the Pemex Project Funding Master Trust, earnings from the short-term investment of its excess liquidity and its rights to receive payment from Petróleos Mexicanos and Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.
     Future amortization of the Pemex Project Funding Master Trust’s outstanding indebtedness of U.S. $57.9 billion at September 30, 2008 is scheduled as follows:
Pemex Project Funding Master Trust
Indebtedness Amortization Schedule(1)
Maturities

					Over
2008	2009	2010	2011	2012	5 years	Total
(in billions)
U.S. $ 0.8	U.S. $ 4.7	U.S. $ 5.2	U.S. $ 4.1	U.S. $ 8.0	U.S. $ 35.1	U.S. $ 57.9

(1)	Amounts include U.S.$24.2 billion in debt issued by the Pemex Project Funding Master Trust to Petróleos Mexicanos pursuant to inter-company private placements. This inter-company debt is eliminated in the consolidated financial statements of PEMEX and does not increase PEMEX’s consolidated net indebtedness. As of September 30, 2008, the Pemex Project Funding Master Trust’s total outstanding debt, net of debt issued in inter-company private placements, was U.S. $33.7 billion.
     Recent Financing Activities
     PEMEX has participated in the following financing activities since June 30, 2008:
     From July 1, 2008 through September 30, 2008, the Pemex Project Funding Master Trust obtained U.S. $906.3 million in nominal terms in loans from export credit agencies for PIDIREGAS.
     On July 18, 2008, the Pemex Project Funding Master Trust further increased the aggregate amount of debt securities issuable under its Medium-Term Notes program to U.S. $60,000,000,000.
     On July 21, 2008, the Pemex Project Funding Master Trust issued, through an inter-company private placement, U.S. $1,000,000,000 of its Floating Rate Notes due 2022; the notes were issued under the Pemex Project Funding Master Trust’s Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos.
     On September 10, 2008, the Pemex Project Funding Master Trust issued, through an inter-company private placement, U.S. $1,000,000,000 of its Floating Rate Notes due 2014, Series B; the notes were issued under the Pemex Project Funding Master Trust’s Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos.
     On September 29, 2008, the Pemex Project Funding Master Trust issued ¥64,000,000,000 of its Floating Rate Bonds due 2020, which are insured by the Nippon Export and Investment Insurance.
     On October 17, 2008, the Pemex Project Funding Master Trust issued, through an inter-company private placement, U.S. $1,000,000,000 of its Floating Rate Notes due 2019, Series A; the notes were issued under the Pemex Project Funding Master Trust’s Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos.

     On October 24, 2008, RepCon Lux S.A. redeemed in full its U.S.$1,307.1 million principal amount of 4.5 per cent. Guaranteed Exchangeable Bonds due 2011, exchangeable into shares of Repsol YPF, S.A. (“Repsol”). Most holders elected to exchange their bonds into Repsol shares prior to the redemption date. Petroleos Mexicanos intends to retain beneficial ownership of approximately 4.9% of the shares of Repsol, and is financing its investment in Repsol through a series of equity swaps.
     On November 14, 2008, the Pemex Project Funding Master Trust issued, through an inter-company private placement, U.S. $1,000,000,000 of its Floating Rate Notes due 2019, Series B; the notes were issued under the Pemex Project Funding Master Trust’s Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos.
     The inter-company private placements described above did not increase PEMEX’s consolidated net indebtedness.
     For a description of PEMEX’s commitments for capital expenditures and sources of funding, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F.
     Funds from Operating, Financing and Investing Activities
     On January 1, 2008 the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (Mexican Financial Reporting Standards Board or “CINIF”) issued Mexican FRS B-2 “Statement of Cash Flows,” which obligates companies to prepare and disclose a statement of cash flows instead of a statement of changes in financial position.
     In accordance with this new statement, the net cash flow used for operating activities was Ps. 39.4 billion, primarily due to taxes and duties paid during the first nine months of 2008 corresponding to 2007 financial results. The net cash flow used for investing activities was Ps. 82.3 billion, primarily due to increases in fixed assets and the net cash flow raised through financing activities was Ps. 22.9 billion.
     At September 30, 2008, PEMEX’s cash and cash equivalents totaled Ps. 151.0 billion, as compared to Ps. 171.0 billion at December 31, 2007. Based on past experience, PEMEX expects to generate sufficient working capital through:
•	cash flow generated from operations;

•	the issuance of certificados bursátiles (peso-denominated publicly-traded notes) in the domestic market;

•	the issuance of other debt securities in the international capital markets;

•	the renewal of existing and the entering into of new lines of credit from international and local commercial banks; and

•	other additional financing activities.
     Indebtedness
     As of September 30, 2008, PEMEX’s total indebtedness was U.S. $48.2 billion, U.S. $40.6 billion of which was long-term debt and U.S. $7.6 billion of which was short-term debt. Approximately 48.3% of PEMEX’s total indebtedness as of September 30, 2008 accrues interest at variable rates.
Information on the Company
Organizational Laws

     Energy Reform
     On October 23 and 28, 2008, respectively, the Senate and the Chamber of Deputies of the Mexican Congress approved seven bills, three of which amended the following laws:
•	the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs);

•	the Ley Orgánica de la Administración Pública Federal (Federal Public Administration Organic Law); and

•	the Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law).
The other four bills enacted the following new laws:
•	the Ley de Petróleos Mexicanos (Law of Petróleos Mexicanos), which will replace the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and Subsidiary Entities);

•	the Ley de la Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission Law);

•	the Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética (Law of Use of Renewable Energy and Financing of the Energy Transition); and

•	the Ley para el Aprovechamiento Sustentable de la Energía (Sustainable Use of Energy Law).
     These seven bills will become effective after their publication in the Diario Oficial de la Federación (Official Gazette of the Federation). None of the seven bills includes an amendment to the Political Constitution of the United Mexican States.
     We will benefit in numerous ways from the reforms adopted by these seven bills. In particular, we will improve, among other things, our decision-making processes and our execution capabilities through the creation of executive committees to support our Board of Directors, the appointment of four new professional members to our Board of Directors, the development of a new contracting structure for our core businesses; greater flexibility to invest additional income we generate, a differentiated fiscal regime that considers field complexities and the ability to issue bonos ciudadanos (or “Citizen Bonds”). We describe the changes implemented by the new laws below.
     Petróleos Mexicanos will adopt corporate governance practices in line with international standards through the appointment of four new professionals as members of the Board of Directors of Petróleos Mexicanos and the creation of the following seven executive committees:
•	Audit and Performance Evaluation Committee: This committee will, among other things, verify the achievement of goals and objectives, evaluate the financial and operating performance of Petróleos Mexicanos; appoint, supervise and evaluate the external auditor; and inform the Board of Directors of Petróleos Mexicanos about the system of internal controls and propose improvements to it.

•	Transparency and Accountability Committee: This committee will, among other things, propose to the Board of Directors of Petróleos Mexicanos criteria for the disclosure of information.

•	Strategy and Investment Committee: This committee will, among other things, analyze, evaluate and follow up on the business plan and the investment portfolio of PEMEX.

•	Compensation Committee: This committee will, among other things, propose to the Board of Directors of Petróleos Mexicanos the compensation and incentive mechanisms of the Director General and other members of senior management based on their performance and the results of PEMEX.

•	Acquisitions, Lease, Works and Services Committee: This committee will, among other things, review, evaluate, follow up on and develop recommendations regarding the annual programs for acquisitions, construction and services contracts and determine if an exception is applicable in the public bidding process.

•	Environmental and Sustainability Committee: This committee will, among other things, promote the development of environmental protection policies and achievement of sustainable development.

•	Development and Technological Research Committee: This committee will propose to the Board of Directors of Petróleos Mexicanos technological research and development plans related to the petroleum industry.
     We will have a more flexible contracting structure for our core production activities. To strengthen our ability to execute contracts, we will be authorized to offer cash compensation to contractors that provide us with benefits from new technologies, faster execution or greater profit, subject to the requirement that payment obligations in respect of the construction and services contracts will always be made in cash and in no case will ownership rights over hydrocarbons be granted.

     We will benefit in numerous ways from the reforms adopted by these seven bills. In particular, we will improve, among other things, our decision-making processes and our execution capabilities through the creation of executive committees to support our Board of Directors, the appointment of four new professional members to our Board of Directors, the development of a new contracting structure for our core businesses; greater flexibility to invest additional income we generate, a differentiated fiscal regime that considers field complexities and the ability to issue bonos ciudadanos (or “Citizen Bonds”). We describe the changes implemented by the new laws below.
     Petróleos Mexicanos will adopt corporate governance practices in line with international standards through the appointment of four new professionals as members of the Board of Directors of Petróleos Mexicanos and the creation of the following seven executive committees:
•	Audit and Performance Evaluation Committee: This committee will, among other things, verify the achievement of goals and objectives, evaluate the financial and operating performance of Petróleos Mexicanos; appoint, supervise and evaluate the external auditor; and inform the Board of Directors of Petróleos Mexicanos about the system of internal controls and propose improvements to it.

•	Transparency and Accountability Committee: This committee will, among other things, propose to the Board of Directors of Petróleos Mexicanos criteria for the disclosure of information.

•	Strategy and Investment Committee: This committee will, among other things, analyze, evaluate and follow up on the business plan and the investment portfolio of PEMEX.

•	Compensation Committee: This committee will, among other things, propose to the Board of Directors of Petróleos Mexicanos the compensation and incentive mechanisms of the Director General and other members of senior management based on their performance and the results of PEMEX.

•	Acquisitions, Lease, Works and Services Committee: This committee will, among other things, review, evaluate, follow up on and develop recommendations regarding the annual programs for acquisitions, construction and services contracts and determine if an exception is applicable in the public bidding process.

•	Environmental and Sustainability Committee: This committee will, among other things, promote the development of environmental protection policies and achievement of sustainable development.

•	Development and Technological Research Committee: This committee will propose to the Board of Directors of Petróleos Mexicanos technological research and development plans related to the petroleum industry.
     We will have a more flexible contracting structure for our core production activities. To strengthen our ability to execute contracts, we will be authorized to offer cash compensation to contractors that provide us with benefits from new technologies, faster execution or greater profit, subject to the requirement that payment obligations in respect of the construction and services contracts will always be made in cash and in no case will ownership rights over hydrocarbons be granted.
     We will have more flexibility to invest our excess income if certain conditions are met.
     Reforms to the fiscal regime applicable to us will permit us apply a differential fiscal regime to our crude oil and natural gas fields. See “Taxes and Duties—Fiscal Regime for PEMEX” below for more information.
     We will be able to issue debt instruments named Citizen Bonds, the returns of which will be linked to our performance. The Ministry of Finance and Public Credit will establish the characteristics, terms and conditions of the Citizen Bonds.
     Capital Expenditures and Investments
     Historically, an important component of our capital expenditures are PIDIREGAS. Because of federal budgetary constraints, the Mexican Government has sought private sector participation in the building and financing of PIDIREGAS. The Mexican Government approves the designation of certain infrastructure projects as PIDIREGAS. This designation means that these projects are treated as off-balance sheet items for annual budgetary purposes and under Governmental Standards applicable to Mexican public sector entities, until delivery of the completed project to us or until our payment obligations begin under the contract. The Ley General de Deuda Pública (General Law of Public Debt) and the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) define the PIDIREGAS legal framework. For the purposes of our consolidated financial statements, which are prepared in accordance with Mexican FRS, all of the accounts related to PIDIREGAS were incorporated into the consolidated financial statements. See “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments” in the Form 20-F.
     On October 8, 2008, President Felipe Calderón announced the Programa para Impulsar el Crecimiento y el Empleo (Program for Growth and Employment). Certain actions under this program will impact us, including the following:
•	The program proposed using the accumulated resources of the Stabilization Fund for Infrastructure Investment, which it is estimated will be equal to approximately Ps. 12 billion as of the December 31, 2008 to start the construction of a refinery and carry out other infrastructure works;

•	The program proposed a bill to modify the Federal Law of Budget and Fiscal Accountability in order to eliminate PIDIREGAS scheme utilized by PEMEX.
     On October 15 and 21, 2008, the Chamber of Deputies and the Senate of the Mexican Congress, respectively, approved the new bill to modify the Federal Law of Budget and Fiscal

Accountability. On November 14, 2008, the bill became effective by its publication in the Diario Oficial de la Federación (Official Mexican Gazette).
     Under this bill, the following critical initiatives will take effect:
     1. Petróleos Mexicanos will assume, prior to December 31, 2009, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Pemex Project Funding Master Trust and Fideicomiso Irrevocable de Administración F/163 (“Fideicomiso F/163”), our principal PIDIREGAS financing vehicles.
     2. Prior to January 31, 2009, our PIDIREGAS debt will be included in our balance sheet prepared in accordance with Government Standards applicable to Mexican public sector entities. For Mexican FRS purposes, all our PIDIREGAS financings and assets are already included in our balance sheet, so these legal changes will not have an effect on our balance sheet or income statement.
     3. Our capital expenditures will be excluded from the annual goals of the Mexican Government’s budget.
Taxes and Duties
Fiscal Regime for PEMEX
     A separate law was published in the Official Gazette of the Federation on November 13, 2008 that modified the Ley Federal de Derechos (Federal Duties Law) to distinguish the differential complexities of our fields through a structure that imposes new duties that assign differential cost thresholds applicable to Paleocanal de Chicontepec and projects in the deep waters in the Gulf of Mexico. The cost threshold assigned to projects located in Paleocanal de Chicontepec was increased from U.S. $6.50 per barrel to U.S. $11.00 per barrel; the cost threshold assigned to projects located in deep waters in the Gulf of Mexico was increased from U.S. $6.50 per barrel to U.S. $16.50 per barrel; while cost thresholds assigned to projects located in other fields remain at U.S. $6.50 per barrel for crude oil and U.S. $2.70 per thousand cubic feet for non-associated natural gas.

Business Overview
     Set forth below is selected summary operating data relating to PEMEX.

	Nine months ended
	September 30,
	2007		2008
Operating Highlights
Production
Crude oil (tbpd)		3,126		2,822
Natural gas (mmcfpd)		5,982		6,804
Refined products (tbpd)		1,531		1,492
Petrochemicals(1) (mt)		9,089		9,242

Monthly average crude oil exports (tbpd)
Olmeca		180		129
Isthmus		39		18
Maya(2)		1,490		1,251

Total		1,708		1,398

Value of crude oil exports (value in millions of U.S. dollars)		26,408		37,669

Monthly average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $	66.9	U.S. $	113.6
Isthmus		61.8		103.4
Maya		55.2		96.8
Weighted average price(4)		56.4		98.3

Monthly average West Texas Intermediate crude oil average price per barrel(5)	U.S. $	66.20	U.S. $	113.50

Notes:	Numbers may not total due to rounding.

tbpd = thousands of barrels per day; mmcfpd = millions of cubic feet per day; mtpy = thousands of tons per year

(1)	Excludes ethane and butane gases.

(2)	Subject to adjustment to reflect the percentage of water in each shipment.

(3)	Average price during period indicated based on billed amounts.

(4)	On November 18, 2008 the weighted average price of PEMEX’s crude oil export mix was U.S. $38.29 per barrel.

(5)	On November 18, 2008, the West Texas Intermediate crude oil spot price was U.S. $54.39 per barrel.
Source: Petróleos Mexicanos.
     Crude oil production decreased by 9.7%, from 3,126 thousand barrels per day in the first nine months of 2007 to 2,822 thousand barrels per day in the first nine months of 2008. This decrease was largely due to the natural and expected decline of the Cantarell field.
     Natural gas production increased by 13.7%, from 5,982 million cubic feet per day in the first nine months of 2007 to 6,804 million cubic feet per day in the first nine months of 2008. The increase in natural gas production was a result of gas extraction from wells near the transition zone at the Cantarell project and greater volumes from the Ku-Maloob-Zaap, Caan, Crudo Ligero Marino and Ixtal-Manik projects.

     Refined products production decreased by 2.5%, from 1,531 thousand barrels per day in the first nine months of 2007 to 1,492 thousand barrels per day in the first nine months of 2008. The decrease in refined products production was primarily due to programmed maintenance cycles in plants.
     Petrochemical production increased by 1.7%, from 9,089 thousand tons in the first nine months of 2007 to 9,242 thousand tons in the first nine months of 2008. The slight increase in petrochemical production was a result of greater ammonia production resulting from greater demand for urea and greater methanol production, which was temporarily reactivated due to favorable market conditions in the first quarter of 2008. These increases were partially offset by decreased production of vinyl chloride and toluene.
Refining
     Refining Capacity
     In August 2008, Petróleos Mexicanos submitted a proposal to build a new refinery in Mexico to the Mexican Congress. The presentation discussed the viability of building a new refinery, including its configuration, the type of crude oil to be used, expected volume of petroleum products, anticipated capital investment, expected operating expenses, expected revenues and potential locations in Campeche, Colima, Hidalgo, Michoacán, Nuevo León, Oaxaca, Tabasco or Veracruz. The expansion will include a new refining train, with processing capacity of 300 thousand barrels per day of heavy crude oil. The new refinery will produce around 142 thousand barrels per day of crude oil, 82 thousand barrels per day of diesel and 12 thousand barrels per day of turbosine. All distilled products will have low sulfur content and no fuel oil or asphalt will be produced. The total estimated cost is U.S. $8.2 billion.
Gas and Basic Petrochemicals
     Pricing Decrees
     On October 31, 2008, a decree was published in the Official Gazette of the Federation establishing the maximum LPG price for first-hand sales and end-user sales. This decree became effective on November 1, 2008 and will expire on November 30, 2008
     Electric Energy Cogeneration Program
     As part of PEMEX’s Electric Energy Cogeneration Program, on August 28, 2008, PEMEX launched an international tender for the construction of its first large-scale cogeneration plan in the Gas Processing Center (“GPC”) in Nuevo Pemex in the state of Tabasco. Pemex-Gas and Basic Petrochemicals will be able to use the total amount of electric energy provided by this GPC, as well as its excess electric energy production, in other PEMEX facilities.
     The Electric Energy Cogeneration Program is a two-stage program. In the short term, the Program is intended to permit PEMEX to reduce its reliance on energy supplied by the Comisión Federal de Electricidad (Federal Electricity Commission) and Luz y Fuerza del Centro (Central Light and Power). In the medium- and long-term, PEMEX expects that these large-scale cogeneration projects will permit it to replace inefficient equipment at the end of their useful lives and to sell excess energy production to these Mexican governmental entities.
Legal Proceedings
     In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable.

     As of September 30, 2008, PEMEX was involved in various civil, tax, criminal, administrative, labor, commercial lawsuits and arbitration proceedings. See “Item 8—Financial Information—Legal Proceedings” in the Form 20-F. The amount claimed in connection with these lawsuits as of September 30, 2008 totaled approximately Ps. 37.1 billion. As of September 30, 2008, PEMEX had accrued a reserve of Ps. 10.6 billion for these contingent liabilities.
     In July 2000, Petroquímica Cosoleacaque, S.A. de C.V. (PECOSA, which has since been merged into Pemex-Petrochemicals) filed a claim (No. 18/2000) against Afianzadora Insurgentes, S.A. de C.V. (“Afianzadora Insurgentes”) and Fianzas México Bital, S.A., Grupo Financiero Bital (“Fianzas México”) before the Juzgado Décimo de Distrito (Tenth District Court) in Coatzacoalcos, Veracruz. The claim seeks an award of approximately Ps. 218.8 million for a surety bond granted in favor of Agronitrogenados, S.A. de C.V., an ammonia customer of PECOSA. The Second Joint Court issued a new resolution in favor of Pemex-Petrochemicals. Afianzadora Insurgentes was ordered to pay Ps. 141.3 million and Fianzas México was ordered to pay Ps. 13.9 million. Both defendants were also ordered to pay the corresponding interest and value added tax related to this claim. The parties filed an amparo against this resolution. On August 22, 2008, the Primer Tribunal Colegiado del Décimo Circuito (First Joint Court of the Tenth Circuit) in the state of Tabasco declined to admit these amparos (No. 757/2008, 758/2008 and 759/2008) because Agronitrogenados, S.A. de C.V had not been summoned as a third injured party.
     In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the Juzgado Tercero de Distrito en Materia Civil (Third District Civil Court) in Mexico City against Pemex-Refining seeking approximately Ps. 393.1 million (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. In October 2004, Pemex-Refining responded to this claim. The evidentiary stage of the trial has been completed. A final hearing on the claims is still pending.
     In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Exploration and Production (arbitration related to the project IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. On August 26, 2008, ICA notified the parties that it would not issue a final award until November 30, 2008.
     In February 2005, COMMISA filed a claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-28) seeking approximately U.S. $142.4 million and Ps. 40.2 million for, among other things, the breach of an agreement in connection with two vessels named Bar Protector and Castoro 10 in the Cantarell complex and additional work performed. On August 12, 2008, Pemex-Exploration and Production was notified of a motion for the execution of an award filed by COMMISA before the Juzgado Sexto de Distrito en Materia Civil (Sixth Civil District Court) in the Federal District (No. 227/2008). On August 15, 2008, Pemex-Exploration and Production filed a counterclaim and argued, among other things, the Sixth Civil District Court’s lack of jurisdiction.
     In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México S.A. de C.V. (GNM) and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. On September 1, 2008, the parties filed their respective replies. A hearing about the jurisdiction of the ICA was held in September 2008.
     On December 7, 2005, Pemex-Refining was summoned before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,648 million in damages for, among other claims, the suspension of an existing tank truck transportation agreement. On March 7, 2008 a final hearing was held in which both parties filed their final allegations. A final judgment was issued on June 6, 2008 in which payments for damages were denied. The parties have filed appeals. Pemex-Refining filed an appeal because the judgment did not require the plaintiff to pay expenses and court fees. On June 25, 2008, the parties filed their motions against the final judgment before the Tercer Tribunal Unitario en Materia Civil y

Administrativa (Third Unit Civil and Administrative Court) in the Federal District. A final resolution is still pending.
     On August 16, 2006, two amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. for the alleged violation of constitutional rights as a result of the carrying out of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826) and seeking a modification of the Regulatory Law. The purpose of this contract is to explore non-associated gas in the same fields where the plaintiffs have their mining concessions. The plaintiffs argue they have a right to exploit gas found in the fields located in the area of their mining concessions. As of the date of this report, a final judgment is still pending. An expert’s opinion on geology to be filed by Pemex-Exploration and Production is still pending. A constitutional hearing that was to be held on November 18, 2008 was postponed and a new date for the hearing has not been determined.
     In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (Impulsora) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (Mexicana de Lubricantes), which manufactures, bottles, and distributes PEMEX’s automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX’s increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:
•	On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders’ meeting. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting but it was not ordered to pay any damages. Both parties appealed this judgment before the Primer Tribunal Unitario del Tercer Circuito (First Unit Court of the Third Circuit) and the judgment was revoked. A motion to declare this judgment null and void was was filed by Pemex-Refining. A resolution is still pending.

•	On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First District Civil Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of certain agreements executed between Mexicana de Lubricantes and Pemex-Refining. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power of attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (504/2008) before the Primer Tribunal Unitario en Materia Civil y Administrativa (First Unit Civil and Administrative Court). A resolution is still pending.

•	In connection with the administrative proceeding pending before the Comisión Federal de Competencia (Federal Competition Commission), on April 30, 2008, the judge granted an amparo in favor of Pemex-Refining and issued a resolution declaring unconstitutional the resolution issued by the Commission but this ruling did not include the Ley Federal de Competencia Económica (Economic Competition Federal Law). The Commission filed a revised motion objecting to this resolution before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit). A resolution of this motion is still pending. Pemex-Refining requested a definitive suspension of this resolution, which was granted on May 6, 2008. On August 4, 2008, a motion was filed by Pemex-Refining arguing that the definitive suspension was violated by the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco because this court denied Bardahl de México, S.A. de C.V. the right to sell its products in service stations of Mexico. A final resolution is still pending.
UNITED MEXICAN STATES
     The following information regarding Mexico should be read in conjunction with “Item 4—Information on the Company—United Mexican States” in the Form 20-F.
The Economy
     Program for Growth and Employment
     The Programa para Impulsar el Crecimiento y el Empleo (Program for Growth and Employment), announced on October 8, 2008, is intended to mitigate the impact of the deterioration of the international economic environment on the Mexican economy. The Government expects that the recent extreme contraction of liquidity in the international financial markets and equity, debt and foreign exchange market volatility, and as well as the expected contraction in growth, or recession in Mexico’s trading partners, is likely have adverse effects on the Mexican economy, including:
•	a decrease in exports, remittances, tourism revenues and foreign direct investment inflows,

•	reduced availability of credit, as financial intermediaries adopt more conservative lending policies and access to foreign credit diminishes, and

•	a lower oil price, leading to decreased public sector revenues.
The Mexican economy and financial markets have already begun to experience these adverse effects.
     The specific goals of the Program for Growth and Employment are to:
•	compensate for the expected lower Government revenues, which would ordinarily require a reduction in programmable expenditures,

•	stimulate economic activity and create jobs through a variety of infrastructure projects aimed at specific sectors such as education, housing and highways,

•	increase the availability of financing and credit, for financing infrastructure and for supporting small- and medium-sized firms, through the Mexican development banks, and

•	foster long-term economic growth.
     The Mexican Government proposes to take or has already taken the following concrete measures in order to achieve the foregoing goals:
•	The Federal Budget and Fiscal Responsibility Law (the “LFPRH”) was amended, effective with the 2009 fiscal year, to remove Petróleos Mexicanos and its operating subsidiaries from the Government’s program for certain long-term productive infrastructure projects (Infraestructura Productiva de Largo Plazo, or “PIDIREGAS”), so that PIDIREGAS debt of these entities will be assumed as direct public debt of Petróleos Mexicanos during 2009 and to provide that future infrastructure expenditures of Petróleos Mexicanos and its operating subsidiaries will not be considered for purposes of the balanced budget principle set forth in the LFPRH, and will therefore be excluded from across-the-board budget cuts required when public sector revenues decline. The effect of these amendments will be to create Ps. 78.3 billion of room for additional expenditures in 2009 as compared with the 2009 budget originally proposed to the Mexican Congress.
•	Petróleos Mexicanos and its operating subsidiaries will be permitted to apply resources held in the Pemex Infrastructure Investment Stabilization Fund, which total approximately Ps. 12 billion, to begin the process for the construction of a new refinery and for other infrastructure projects.

•	The above two measures, which together will generate room in the budget for an aggregate of Ps. 90.2 billion of expenditures, will be used to stimulate economic activity as described in the following paragraphs.

•	Approximately Ps. 25.1 billion of the additional budgetary space will be used to compensate for the reduction in programmable expenditures that would otherwise have been required due to the expected reduction in oil revenues or tax collections.

•	An additional infrastructure expenditure program would be established with the remaining Ps. 65.1 billion in budgetary space, of which approximately Ps. 12.1 billion would be used by Petróleos Mexicanos to fund, among other things, the construction of the refinery mentioned above, and Ps. 53.1 billion would be allocated among projects in various sectors that reflect both national priorities and the highest possible contribution to economic activity and job creation (e.g., expenditures to improve the infrastructure of Comisión Federal de Electricidad, housing, education, tourism, highways and agriculture).

•	The Mexican national development banks would employ their capital to increase the availability of credit by up to Ps. 35 billion, Ps. 23 billion through credit lines made available to financial intermediaries and Ps. 12 billion to be supported by guarantees, with Ps. 6 billion of the latter to be allocated as credit to small- and medium-sized enterprises. In addition, Nacional Financiera, S.N.C. (NAFIN) and Banco Nacional de Comercio Exterior, S.N.C. are supporting the refinancing of commercial paper by issuing guarantees of up to Ps. 50 billion.

•	Banco Nacional de Obras y Servicios Publicos, S.N.C. and the National Infrastructure Fund will facilitate infrastructure projects, including new roads and suburban transit.

•	Credit to the agricultural sector will be facilitated by (1) a temporary increase in the limits of indebtedness of financial intermediaries with development banks from 60% to 75% of the total liabilities of the intermediary, (2) the creation of new guarantee programs through the National Fund of Guarantees to promote more than Ps. 20 billion of additional financing and (3) the provision of subsidies to lower the guarantee premiums normally applicable to medium- and long-term loans to finance the acquisition of fixed assets.

•	Approximately Ps. 40 billion of additional credit will be made available to the housing sector through the Sociedad Hipotecaria Federal and NAFIN. In addition, Sociedad Hipotecaria Federal, in coordination with the Inter-American Development Bank and the International Finance Corporation, will continue to buy and sell mortgage-backed securities in order to add liquidity to the market.

•	The investment restrictions applicable to the private pension funds, or SIEFORES, will be liberalized in order to channel a greater amount of resources to infrastructure projects and housing, as well as towards financing to small- and medium-sized enterprises, by permitting investments in subordinated debt and other structured instruments and strengthening conflicts of interest rules and risk concentration regulations.

•	The Government purchase program administered by NAFIN for small- and medium-sized enterprises will be strengthened by requiring certain Government ministries to (1) establish in

November a purchase plan for small- and medium-sized enterprises in 2009 to increase the participation of small- and medium-sized enterprises in government procurement contracts to up to 20% of the total by the end of 2009, preferably using NAFIN’s electronic bidding system and (2) create a Commission for Government Purchases from small- and medium-sized enterprises to review the performance of the program and increase the participation of small- and medium-sized enterprises.
     Prices and Wages
     Inflation (as measured by the change in the national consumer price index) for the ten months ended October 31, 2008 was 4.61%, 2.0 percentage points higher than during the same period of 2007.
Principal Sectors of the Economy
     Petroleum and Petrochemicals
     Based on the audited consolidated financial statements of Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies (collectively, “PEMEX”), PEMEX’s total sales revenues during the first nine months of 2008, expressed in nominal pesos, were Ps.1,064.9 billion, an increase of 29.2% from total sales revenues, expressed in constant pesos with purchasing power at December 31, 2007, of Ps. 824.1 billion in the first nine months of 2007. Total sales revenues did not include the IEPS Tax in either the first nine months of 2007 or the first nine months of 2008 because the IEPS tax rate was negative during both periods.
     Domestic sales increased by 19.3% in the first nine months of 2008, from Ps. 435.5 billion in the first nine months of 2007 to Ps. 519.4 billion in the first nine months of 2008, due to a 40.0% increase in sales of natural gas, a 15.0% increase in sales of petroleum products and a 33.3% increase in sales of petrochemical products. In the first nine months of 2008, total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 40.6%, from Ps. 385.4 billion in the first nine months of 2007 to Ps. 541.9 billion in the first nine months of 2008, primarily due to a 39.8% increase in export sales of crude oil and condensates and a 58.9% increase in export sales of petroleum products, which were partially offset by a 38.6% decrease in export sales of natural gas. The increase in export sales of crude oil and petroleum products was attributable to higher crude oil and product prices, which were partially offset by a 18.2% decrease in the volume of crude oil exports and a 7.2% decrease in the volume of petroleum product exports in the first nine months of 2008.
     In the first nine months of 2008, PEMEX reported net income of Ps. 5.6 billion on Ps. 1,064.9 billion in total sales revenues, as compared with net income of Ps. 14.1 billion on Ps. 824.1 billion in total sales revenues in the first nine months of 2007. The 60.3% decrease in net income resulted primarily from a Ps. 220.5 billion increase in taxes and duties, which more than offset a Ps. 109.5 billion increase in operating income and a Ps. 111.8 increase in other net revenues, in each case as compared to the first nine months of 2007.
     Interest Rates
     During the first ten months of 2008, interest rates on 28-day Cetes averaged 7.7% and interest rates on 91-day Cetes averaged 7.9%, as compared with average rates on 28-day and 91-day Cetes of 7.1% and 7.3%, respectively, during the same period of 2007. On November 11, 2008, the 28-day Cetes rate was 7.1% and the 91-day Cetes rate was 7.8%.

Financial System
     Central Bank and Monetary Policy
     During the first nine months of 2008, the M1 money supply decreased by 1.92% in real terms, as compared with the same period of 2007. This was driven by a decrease in checking deposits in domestic currency by the public, which decreased by 4.82% in real terms in the first nine months of 2008.
     During the first nine months of 2008, financial savings increased by 6.41% in real terms, as compared with the same period of 2007. Savings generated by Mexican residents increased by 4.25% in real terms and savings generated by non-residents increased by 48.06% in real terms during the first nine months of 2008, each as compared with the same period of 2007.
     At November 12, 2008, the monetary base totaled Ps. 474.6 billion, a 4.1% nominal decrease from the level of Ps. 494.7 billion at December 31, 2007. Banco de México estimates that the monetary base will total approximately Ps. 548.3 billion at December 31, 2008.
     In October 2007, Banco de México announced that as of January 21, 2008, it will use the overnight funding rate, rather than its other monetary policy instrument, the “corto” or “short,” as its primary monetary policy instrument. The minimum overnight funding rate remained at 7.50% from October 26, 2007 to June 20, 2008. Banco de México increased the minimum overnight funding rate to 7.75%, on June 20, 2008, to 8.00% on July 18, 2008 and to 8.25% on August 15, 2008.
     Banking Supervision and Support
     At June 30, 2008, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 51,363 million, as compared with Ps. 44,019 million at December 31, 2007. The total loan portfolio of the banking system increased by 4.8% in real terms during the six months of 2008, as compared with December 31, 2007. The past-due loan ratio of commercial banks was 2.8% at June 30, 2008, as compared with the 2.5% past-due loan ratio at December 31, 2007. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 82,501 million at June 30, 2008, as compared with Ps. 74,345 million at December 31, 2007. At this level, commercial banks had reserves covering 160.6% of their past-due loans at June 30, 2008, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
     In response to the current international financial crisis, the Federal Government and Banco de México announced on October 27, 2008, October 29, 2008 and October 30, 2008, a series of joint preventive actions aimed at reducing liquidity problems and restoring order to the domestic financial markets, including:
•	for the remaining Mexican Government securities auctions scheduled for 2008, the amount of long-term fixed rate peso- and UDI[1]-denominated bonds to be issued will be decreased and the amount of short–term Treasury bills (Cetes) will be increased;

•	for the remaining auctions scheduled for 2008, the weekly issuance by the Instituto para la Protección del Ahorro Bancario (the Bank Savings Protection Institute, or “IPAB”) of Savings Protection Bonds will be reduced;

•	Banco de México will implement a program to repurchase up to Ps. 150 billion of debt securities issued by the IPAB;

[1]	Unidad de Inversión (unit of account indexed to Mexican inflation).

•	Banco de México will establish a program of auctions of up to Ps. 50 billion of interest rate swaps, through which market participants will be able to exchange their exposure to long-term fixed interest rates for short-term variable interest rates, allowing investors with portfolios of long-term fixed rate instruments to reduce their sensitivity to interest rate fluctuations. Banco de México will use the 28-day tasa de interés interbancaria de equilibrio (the interbank equilibrium interest rate, or “TIIE”) as the reference for the variable interest rate while the participants will determine the fixed rate with which they want to participate. The auctions will be held on Wednesdays and Fridays from November 14, 2008 to November 28, 2008;

•	the Government expects to increase its financing from multilateral financial institutions in 2008 and 2009 by approximately U.S. $5 billion, which should give the Government greater flexibility in the use of other financing sources, since the funding from multilateral lenders is less dependent on prevailing financing conditions in the international financial markets;

•	the National Banking and Securities Commission adopted a temporary rule allowing financial institutions to buy and sell government instruments from investment funds that are part of the same financial group, with the aim of providing financial institutions with greater flexibility in their portfolio adjustments, while maintaining best practices in terms of transfer pricing;

•	Banco de México agreed with the Federal Reserve Bank of New York to establish temporary swap facilities of up to U.S. $30 billion effective until April 30, 2009. These new facilities, which have also been agreed upon with the central banks of Brazil, Korea and Singapore, will provide, when necessary, liquidity in U.S. dollars to financial institutions in Mexico and provide Banco de México with greater flexibility to address demand for U.S. dollars in the financial markets; and

•	the Government will repurchase up to Ps. 40 billion of outstanding 10- to 30-year fixed rate peso- and UDI-denominated government bonds of maturities that are currently not planned to be issued by the Government in the primary market. The repurchases will be carried out through auctions to be conducted by Banco de México and the Ministry of Finance and Public Credit from December 1, 2008 to the end of the year.
     The Securities Market
     At November 12, 2008, the Mexican Stock Market Index stood at 18,804.95 points, representing a 36.3% decrease from the level at December 31, 2007.
External Sector of the Economy
     Foreign Trade
     According to preliminary figures, during the first nine months of 2008, Mexico registered a trade deficit of U.S. $8.4 billion, as compared with a trade deficit of U.S. $7.2 billion for the same period of 2007. Merchandise exports increased by 15.3% during the first nine months of 2008 to U.S. $228.6 billion, as compared to U.S. $198.2 billion for the same period of 2007. During the first nine months of 2008, petroleum exports increased by 44.1%, while non-petroleum exports increased by 10.1%, each as compared with the petroleum and non-petroleum export totals of the same period of 2007. Exports of manufactured goods, which represented 77.5% of total merchandise exports, increased by 9.8% during the first nine months of 2008, as compared with exports of manufactured goods during the same period of 2007.
     According to preliminary figures, during the first nine months of 2008, total imports grew by 15.4% to U.S. $236.9 billion, as compared to U.S. $205.4 billion for the same period of 2007. During the first nine months of 2008, imports of intermediate goods increased by 14.1%, imports of capital goods increased by 18.6% and imports of consumer goods increased by 19.2%, each as compared to imports in the same period of 2007.
     Balance of International Payments
     According to preliminary figures, during the first six months of 2008, Mexico’s current account registered a deficit of 0.3% of GDP, or U.S. $3,256 million, as compared to a deficit of U.S. $3,871 million for the same period of 2007. The capital account registered a surplus in the first six months of 2008 of U.S. $10,183 million, as compared with a U.S. $7,580 million surplus in the same period of 2007. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $22.1 billion during the first six months of 2008, and was composed of direct foreign investment of U.S. $10.5 billion and net portfolio foreign investment (including securities placed abroad) inflows of U.S. $11.6 billion.
     According to preliminary figures, at November 7, 2008, Mexico’s international reserves totaled U.S. $81,115 million, an increase of U.S. $3,124 million from the amount at December 31, 2007. The net international assets of Banco de México totaled U.S. $84,698 million at November 7, 2008, a decrease of U.S. $2,537 million from the amount at December 31, 2007.
     On October 8, 2008, Banco de México announced that going forward, Banco de México would conduct an auction of U.S. $400 million on any day in which the depreciation of the peso exceeds 2% (“daily auctions”). As of this date, Mexico has sold an aggregate of U.S. $2.6 billion through daily auctions.
     In addition, from October 8, 2008 to date, Banco de Mexico has conducted the following special auctions for an aggregate of U.S. $11 billion of pesos: (i) on October 8 and 9, 2008 a special auction of U.S. $2.5 billion, (ii) on October 10, 2008, two special auctions, each of which were for an aggregate amount of U.S. $3.0 billion, (iii) on October 16, 2008, a special auction of U.S. $1.5 billion and (iv) on October 23, 2008 a special auction of U.S. $1.0 billion.
     Direct Foreign Investment in Mexico
     According to preliminary figures, during the first six months of 2008, direct foreign investment in Mexico notified to the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry) totaled approximately U.S. $9.5 billion. Of that, 41.7% has been channeled to manufacturing, 18.4% to financial services, 14.6% to commerce, 7.1% to transportation and communications, 12.6% to mining, 3.9% to construction and 1.7% to other services. By country of origin, during the first six months of 2008, 52.2% came from the United States, 20.8% came from Spain, 8.2% came from Canada, 3.7% came from Germany, 3.4% came from Holland and 11.7% came from other countries.
     Exchange Controls and Foreign Exchange Rates
     The peso/U.S. dollar exchange rate announced by Banco de México on November 12, 2008 (to take effect on the second business day thereafter) was Ps. 13.0875 = U.S. $1.00.
Public Finance
     Revenues and Expenditures
     According to preliminary figures, during the first nine months of 2008, the public sector overall balance registered a surplus of Ps. 139.9 billion, 3.4% lower in real terms than the Ps. 138.2 billion surplus registered for the same period of 2007. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 295.4 billion for the first nine months of 2008, 12.4% lower in real terms than for the first nine months of 2007.

     2009 Proposed Budget and Fiscal Package
     On September 8, 2008, the Executive submitted to Congress the proposal for the Federal Annual Revenue Law for 2009 and the Federal Expenditure Decree for 2009 (together with the Federal Annual Revenue Law for 2009, the “2009 Proposed Budget”).
     The Federal Annual Revenue Law for 2009 was published in the Mexican Official Gazette on November 10, 2008 and will become effective as of January 1, 2009. On November 12, 2008, the Federal Expenditure Decree for 2009 was approved by the Chamber of Deputies.
     The preliminary results for 2006, 2007 and the first half of 2008, as well as the budget assumptions and targets for 2008 and the 2009 Proposed Budget, are presented below.
2006, 2007 and First Half of 2008 Results;
2008 and 2009 Proposed Budget Assumptions and Targets

					First half of			Proposed
	2006		2007		2008		2008	2009
	Results		Results		Results(1)		Budget(3)(4)	Budget(5)
Real GDP growth (%)	4.9	%(2)	3.2	%(1)(2)	2.7	%(2)	3.7%	1.8%
Increase in the national consumer price index (%)	4.1%		3.8%		2.0%		3.0%	3.8%

Average export price of Mexican oil mix (U.S. $/barrel)	53.04		61.63		93.89		49.00	70.00 (6)
Current account deficit as % of GDP	0.2	%(1)(2)	0.6	%(1)(2)	0.6	%(1)(2)	1.0%	1.1%
Average exchange rate (Ps./$1.00)	10.9		10.9		10.6		11.2	11.7
Average rate on 28-day Cetes (%)	7.2%		7.2%		7.5%		7.0%	8.0%
Public sector balance as % of GDP	0.1	%(2)	0.0	%(1)(2)	1.4	%(1)(2)	0.0%	0.0%
Primary balance as % of GDP	2.5	%(2)	2.2	%(1)(2)	3.5	%(1) (2)	2.5%	n.a.

(1)	Preliminary data.

(2)	Calculated with GDP figures resulting from the method of calculation in place since April 2008.

(3)	Calculated with GDP figures resulting from the method of calculation in place prior to April 2008.

(4)	2008 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2008 and in the Programa Económico 2008 (Economic Program 2008), and do not reflect actual results for the year and have not been revised to reflect the adverse global financial and economic environment in 2008.

(5)	2009 Proposed Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2009 and in the Programa Económico 2009 (Economic Program 2009).

(6)	Over the past few months, the Mexican Government has entered into agreements to hedge oil prices in order to isolate the 2009 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Annual Revenue Law for 2009. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in the 2009 Budget is observed.
n.a.: Not Available.
Source: Ministry of Finance and Public Credit.
Public Debt
     Internal Public Debt
     Internal debt of the Mexican Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at September 30, 2008, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). Internal debt does not include the debt of the IPAB or the debt of budget-controlled or administratively controlled agencies.

     According to preliminary figures, at September 30, 2008, the net internal debt of the Mexican Government totaled Ps. 1,931.7 billion, as compared to Ps. 1,788.3 billion outstanding at December 31, 2007. At September 30, 2008, the gross internal debt of the Mexican Government totaled Ps. 2,063.5 billion, as compared to Ps. 1,896.3 billion of gross internal debt at December 31, 2007. Of the total gross internal debt of the Mexican Government at September 30, 2008, Ps. 249.5 billion represented short-term debt and Ps. 1,814.0 billion represented long-term debt, as compared to Ps. 261.3 billion and Ps. 1,635.0 billion of short- and long-term debt, respectively, at December 31, 2007. The average maturity of the Mexican Government’s internal debt increased by 0.82 years during the first nine months of 2008, from 5.59 years at December 31, 2007 to 6.41 years at September 30, 2008. The Mexican Government’s financing costs on internal debt totaled Ps. 92.4 billion for the first nine months of 2008, 8.3% more in nominal terms, as compared to the same period of 2007.
     External Public Debt
     The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.
     According to preliminary figures, outstanding gross external public debt increased by approximately U.S. $0.6 billion in the first nine months of 2008, from U.S. $55.4 billion at December 31, 2007 to U.S. $55.9 billion at September 30, 2008. Of this amount, U.S. $53.7 billion represented long-term debt and U.S. $2.2 billion represented short-term debt. At June 30, 2008, commercial banks held approximately 7.5% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 17.2%, bondholders held 63.0% and other creditors held the remaining 12.4%.
     During October 2008, two series of Mexico’s debt exchange warrants, entitling their holders to exchange on certain dates a specified principal amount of certain Mexico’s foreign-currency denominated bonds and notes for a specified principal amount of certain Mexican peso-denominated MBonos or Udibonos, were exercised. As a result of the warrants’ exercise, approximately U.S. $1,057.8 million of U.S.-dollar denominated bonds and €8.8 million of Euro-denominated and Italian Lira-denominated bonds were cancelled. The table below shows the results of the warrant exercise described in this paragraph.

		Aggregate Principal				Aggregate Principal
		Amount		Aggregate		Amount
		Outstanding before		Principal Amount		Outstanding after
Title of Purchased		Repurchases		Repurchased		Repurchases
Securities	ISIN	(in millions)		(in millions)		(in millions)
11 3/8% Global Bonds due September 15, 2016	US593048BA88	U.S.$	1,692	U.S.$	10	U.S.$	1,682
8:00% Global Notes due 2022	US91086QAJ76	U.S.$	714	U.S.$	0	U.S.$	714
8.30% Global Notes due 2031	US91086QAG38	U.S.$	1,774	U.S.$	133	U.S.$	1,641
7.50% Global Notes due 2033	US91086QAN88	U.S.$	1,269	U.S.$	164	U.S.$	1,105
6.75% Global Notes due 2034	US91086QAS75	U.S.$	4,085	U.S.$	751	U.S.$	3,334
11.00% Euro MTN due 2017	XS0075866128		€172		€2		€171
5.50% Euro MTN due 2020	XS0206170390		€562		€7		€555

Note: Numbers may not total due to rounding.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007 AND
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2008 AND 2007

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007 AND
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2008 AND 2007

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF
JUNE 30, 2008 AND DECEMBER 31, 2007

	2008		2007
			(audited)
	(unaudited)		(constant pesos
	(in thousands of		as of December
	Mexican pesos)		31, 2007)
Current assets
Cash and cash equivalents (note 5)	Ps.	121,574,343	Ps.	170,997,240
Accounts receivable, net (note 6)		193,381,529		164,420,411
Inventories, net (note 7)		116,514,573		93,143,136

Total current assets		431,470,445		428,560,787
Investments in shares		34,242,774		33,063,354
Property, plant and equipment, net (note 8)		817,200,896		793,845,453
Intangible asset from labor obligations		—		72,008,835
Other assets		10,047,971		2,802,177

Total assets	Ps.	1,292,962,086	Ps.	1,330,280,606

Short-term liabilities:
Current portion of long-term debt	Ps.	84,215,504	Ps.	76,050,128
Suppliers		34,410,099		35,138,344
Other accounts payable		34,481,798		31,682,025
Taxes payable		76,119,882		146,593,355

Total short-term liabilities		229,227,283		289,463,852

Long-term liabilities:
Long-term debt (note 9)		419,101,018		424,828,472
Reserve for labor obligations		458,522,846		528,201,272
Reserve for sundry creditors and others		52,139,700		31,467,252
Deferred taxes		6,350,856		6,411,897

Long-term liabilities		936,114,420		990,908,893

Total liabilities		1,165,341,703		1,280,372,745

Equity:
Certificates of contributions “A”		96,957,993		96,957,993
Mexican Government increase in equity of Subsidiary		147,263,829		144,457,629
Entities
Surplus in restatement of equity		—		171,509,813
Effect on equity from labor obligations		—		(51,759,539)
Other comprehensive income (loss)		9,035,644		(5,916,353)
Accumulated Results:
From prior years		(145,585,402)		(298,866,819)
Net income (loss) for the six-month period and year end		19,948,319		(18,307,569)

Total equity		127,620,383		49,907,861

Commitments and contingencies (Notes 11 and 12)		—		—

Total liabilities and equity	Ps.	1,292,962,086	Ps.	1,330,280,606

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007

	2008		2007
			(unaudited)
	(unaudited)		(in thousands of
	(in thousands of		constant pesos as of
	Mexican pesos)		December 31, 2007)
Net sales:
Domestic	Ps.	341,625,789	Ps.	287,846,343
Exports		350,870,814		241,222,161
Services income		542,789		533,923

Total Revenues		693,039,392		529,602,427

Cost of sales		278,606,051		203,702,472

Gross income		414,433,341		325,899,955

General expenses:
Transportation and distribution expenses		17,142,182		12,362,451
Administrative expenses		37,120,086		26,609,382

Total general expenses		54,262,268		38,971,833

Operating income		360,171,073		286,928,122

Other income, net		95,857,517		31,997,319

Comprehensive financing result, net		(7,379,493)		(15,212,381)

Profit sharing in non-consolidated subsidiaries and affiliates		4,627,473		5,869,650

Income before taxes and duties		453,276,570		309,582,710

Taxes and duties		433,328,251		281,744,214

Net income	Ps.	19,948,319	Ps.	27,838,496

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008
(in thousands of Mexican pesos)

	2008
	(unaudited)
Operating activities
Net income before taxes and duties	Ps.	453,276,570
Activities related to operating activities:
Reserve for retirement payments, pensions and seniority premiums		74,932,667
Deferred income taxes		20,771
Allowance for uncollectible trade accounts		1,191,887
Allowance for slow-moving and obsolete inventory		(146,797)
Activities related to investing activities:
Depreciation and amortization		40,131,300
Profits sharing in subsidiaries		(4,627,473)
Disposal of fixed assets		156,050
Impairment		61,424
Activities related to financing activities:
Foreign exchange gain		(14,235,330)
Accrued interest		3,020,490

		553,781,559

Increase in accounts and notes receivable		(30,153,004)
Increase in inventories		(23,224,639)
Decrease in other assets		325,620
Decrease in suppliers		(728,246)
Decrease in accounts payable and accrued expenses		(13,353,020)
Decrease in taxes payable		(503,801,724)
Increase in reserve for sundry creditors and others		20,672,448
Decrease in reserve for retirement payments, pensions and indemnities and others		(20,842,719)
Decrease in deferred income taxes		(85,975)

Net cash flow from operating activities		(17,409,700)

Investing activities:
Investments in subsidiaries		3,448,053
Donated surplus		90,427
Acquisition of fixed assets		(50,297,779)

Net cash flows of investing activities		(46,759,299)

Cash flow to be obtained from financing activities		(64,168,999)

	2008
	(unaudited)
Financing activities:
Proceeds from new long-term financing		85,749,582
Financing payments		(72,096,823)
Others		(1,712,857)
Increase in equity of Subsidiary Entities		2,806,200

Net cash flows from financing activities		14,746,102

Net decrease in cash and cash equivalents		(49,422,897)
Cash and cash equivalents at the beginning of the period		170,997,240

Cash and cash equivalents at the end of the six-month period ended June 30, 2008	Ps.	121,574,343

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007
(in thousands of Mexican pesos at purchasing power as of December 31, 2007)

	2007
	(unaudited)
Operating activities
Net income	Ps.	27,838,496
Add charges to operations not requiring the use of funds:
Depreciation and amortization		32,952,041
Other non-cash flow items		41,492,047

		102,282,584

Funds provided by operating activities
Net (investing in) financing from operating accounts:
Accounts, notes receivable and other		(19,651,020)
Inventories		(2,120,539)
Other assets		351,195
Suppliers		(8,758,106)
Other accounts and taxes payable		(5,495,637)

Funds provided by operating activities		66,608,477

Financing activities:
Decrease in debt		(24,214,757)
Increase in equity of Subsidiary Entities		49,335

Funds used in financing activities		(24,165,422)

Investing activities:
Acquisition of property, plants and equipment, net		(56,246,890)
Other permanent investments		(3,776,694)

Funds used in investing activities		(60,023,584)

Net decrease in cash and cash equivalents		(17,580,529)
Cash and cash equivalents at the beginning of the period		195,776,439

Cash and cash equivalents at the end of the six-month period ended June 30, 2007	Ps.	178,195,910

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and June 30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars)
1. Approval
On July 11, 2008, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Financial Information Systems and Enrique Díaz Escalante, Associate Managing Director of Accounting.
2. Basis of presentation
The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of and for the six-month periods ended June 30, 2008 and 2007, are unaudited, while the balance sheet as of December 31, 2007 is audited. In the opinion of PEMEX’s management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.
The interim results are not necessary indicative of results for the entire year.
References in these financial statements and related notes to “pesos” or “Ps.” refers to Mexican pesos and “dollars” or “U.S.$” refers to dollars of the United States of America.
For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Mexican Financial Reporting Standard (FRS) have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2007.
3. Significant accounting policies
The accompanying condensed consolidated financial statements have been prepared in accordance with the FRS as issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (“CINIF”). Previously, PEMEX recognized inflation in its financial information in accordance with FRS (“NIF”) 06-BIS “A” Section C, as issued by the Ministry of Finance and Public Credit (“SHCP”) and by the General Comptroller’s Office (“SFP”), which required PEMEX to adopt Bulletin B-10, “Recognition of the inflation effects on the financial information” (“Bulletin B-10”). Bulletin B-10 was superseded on January 1, 2008 by new FRS B-10 “Effects of Inflation” (“FRS B-10”). The new FRS B-10 guidelines are prospectively applied and do not require any adjustment for periods prior to January 1, 2008. FRS B-10 superseded Bulletin B-10 and its five amendments, as well as the related circulars and INIF (Interpretation of Financial Reporting Standards) 2. The principal accounting policies set forth by FRS B-10 are: (i) the change in the value of the Investment Unit (UDI) may be used for determining the inflation for a given period; (ii) the election to use inventory replacement costs, as well as specific indexation for fixed assets, is eliminated; (iii) an entity is only required to recognize the effects of inflation when operating in an inflationary economic environment (accumulated inflation equal to or higher

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and June 30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars)
than 26% in the most recent three-year period); and (iv) the reclassification of the accounts of monetary gain and loss and deficit and excess in equity restatement to retained earnings.
4. Foreign currency position
As of June 30, 2008 and December 31, 2007, the condensed consolidated financial statements of PEMEX include monetary assets and liabilities in foreign currency was as follows:

			Net	Exchange	Amounts in
	Assets	Liabilities	position	rate	pesos
As of June 30, 2008:
U.S. dollars	18,823,097	(39,058,382)	(20,235,285)	10.3069	Ps.	(208,563,059)

Japanese Yen	—	(187,805,529)	(187,805,529)	0.09730		(18,273,478)
Pounds Sterling	524	(417,130)	(416,606)	20.52001		(8,548,759)
Euros	26,123	(4,701,490)	(4,675,367)	16.24574		(75,954,797)
Swiss Francs	—	(39)	(39)	10.1227		(395)
Canadian dollar	41	(4,296)	(4,255)	10.4543		(44,483)

Net liability foreign currency position before foreign- currency hedging					Ps.	(311,384,971)

As of December 31, 2007:
U.S. dollars	16,950,060	(30,083,877)	(13,133,817)	10.8662	Ps.	(142,714,682)

Japanese Yen	—	(142,217,370)	(142,217,370)	0.09730		(13,837,750)
Pounds Sterling	230	(402,411)	(402,181)	21.60740		(8,690,086)
Euros	9,371	(5,932,198)	(5,922,827)	15.87660		(94,034,355)
Swiss Francs	—	(260)	(260)	9.59570		(2,495)
Danish crows	—	(250)	(250)	2.00750		(502)

Net liability foreign currency position before foreign-currency hedging					Ps.	(259,279,870)

5. Cash and Cash Equivalents
As of June 30, 2008 and December 31, 2007, cash and cash equivalents are as follows:

	As of		As of
	June 30, 2008		December 31, 2007
Cash in banks	Ps.	51,504,208	Ps.	64,578,352
Other highly liquid instruments		70,070,135		106,418,888

	Ps.	121,574,343	Ps.	170,997,240

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and June 30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars)
6. Accounts receivable, net
As of June 30, 2008 and December 31, 2007, the accounts receivable are as follows:

			As of December 31,
	As of June 30, 2008		2007
Trade-domestic	Ps.	54,481,853	Ps.	40,506,098
Trade-foreign		48,936,480		25,430,178
Rate negative IEPS		—		32,943,613
Advance payments to Federal Government of minimum guaranteed dividends		4,270,225		4,270,225
Employees and officers		3,986,496		3,648,372
Specific funds		13,206,012		11,858,575
Hydrocarbon excess extraction duties payment		1,169,073		—
Derivative financial instruments		15,172,791		12,909,868
Other accounts receivable		54,841,419		34,344,416
Less:
Allowance for doubtful accounts		(2,682,820)		(1,490,934)

Total	Ps.	193,381,529	Ps.	164,420,411

7. Inventories
As of June 30, 2008 and December 31, 2007, inventories are as follows:

	As of		As of
	June 30, 2008		December 31, 2007
Crude oil, refined products, derivatives and petrochemical products	Ps.	112,386,414	Ps.	87,971,050
Materials and supplies in stock		5,295,354		6,370,017
Materials and products in transit		32,315		148,376
Less:
Allowance for slow moving and obsolete inventory		(1,199,510)		(1,346,307)

Total	Ps.	116,514,573	Ps.	93,143,136

8. Property, plant and equipment
As of June 30, 2008 and December 31, 2007, the balances of property, plant and equipment, of accumulated depreciation and amortization, are as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and June 30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars)

	As of		As of
	June 30, 2008		December 31, 2007
Buildings	Ps.	48,436,270	Ps.	47,681,968
Wells		499,886,148		466,157,259
Plants		406,012,179		379,268,733
Drilling equipment		22,549,172		22,226,019
Furniture and equipment		36,336,916		36,440,294
Transportation equipment		13,612,506		14,146,501
Offshore platforms		164,574,101		160,543,843
Pipelines		306,424,657		296,304,941

		1,497,831,949		1,422,769,558
Accumulated depreciation		(807,148,580)		(760,177,709)

		690,683,369		662,591,849
Land		39,938,057		39,842,669
Fixed assets to be disposed of		814,100		690,454
Construction in progress		85,765,370		90,720,481

Total	Ps.	817,200,896	Ps.	793,845,453

The depreciation of fixed assets and amortization of wells at June 30, 2008 and December 31, 2007, recognized in cost and operating expenses, was Ps. 40,131,300 and Ps. 72,591,718, respectively.
9. Long-term debt
In the period from January 1 to June 30, 2008 and during 2007, the significant financing activities of Petróleos Mexicanos were as follows:
The Master Trust obtained US$343,253 from credit lines guaranteed by export credit agencies for PIDIREGAS financial projects.
On January 16, 2008, the Master Trust issued, through an inter-company private placement, bonds in a total amount of US$2,000,000 under the Medium Term Notes Program, Series A. These bonds were issued at 3-month LIBOR plus 117 basis points, maturing in 2015, and were bought in their entirety by Petróleos Mexicanos.
On February 7, 2008, the F/163 Trust issued, through an inter-company private placement, bonds in the Mexican market in an amount of Ps.10,000,000 at the 91-day Cetes rate plus 34 basis points, with a maturity in 2013. These bonds are guaranteed by Petróleos Mexicanos.
On February 15, 2008, the Master Trust issued, through an inter-company private placement, bonds in a total amount of US$1,500,000 under the Medium Term Notes Program, Series A. These bonds were issued at 3-month LIBOR plus 121 basis points, maturing in 2017, and were bought in their entirety by Petróleos Mexicanos.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and June 30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars)
On February 29, 2008, Petróleos Mexicanos drew down US$1,000,000 from a revolving syndicated credit line of US$2,500,000, which it entered into on September 14, 2007; this credit line can be used by either Petróleos Mexicanos or the Master Trust. This amount was liquidated on June 30, 2008.
On March 28, 2008, Petróleos Mexicanos entered into a Ps.10,000,000 credit line with a banking institution in the domestic market, at the 28-day TIIE rate, plus 12 basis points, maturing on December 31, 2008.
On March 28, 2008, Petróleos Mexicanos, entered into a Ps.4,000,000 credit line with a banking institution in the domestic market, at the 28-day TIIE rate, plus zero basis points, maturing on June 20, 2008.
On March 28, 2008, Petróleos Mexicanos, entered into a Ps.3,500,000 credit line with a banking institution in the domestic market, at the 28-day TIIE rate, plus 0.075%, maturing on December 31, 2008.
On May 13, 2008, the Master Trust issued, through an inter-company private placement, bonds in a total amount of US$500,000 under the Medium Term Notes Program, Series A. These bonds were issued at the 3-month LIBOR rate plus 104 basis points, maturing in 2021 and were bought in their entirety by Petróleos Mexicanos.
On May 19, 2008, the Master Trust issued, through an inter-company private placement, bonds in a total amount of US$500,000 under the Medium Term Notes Program, Series A. These bonds were issued at the 3-month LIBOR rate plus 101 basis points, maturing in 2021 and were bought in their entirety by Petróleos Mexicanos.
On June 2, 2008, the Master Trust obtained from a financial institution a credit in Japanese Yen equivalent to US$400,000, distributed in two tranches, with maturities of three and six years respectively, both at the three-month LIBOR rate.
On June 3, 2008, the Master Trust issued, through an inter-company private placement, bonds in a total amount of US$1,000,000 under the Medium Term Notes Program, Series A. These bonds were issued at 3-month LIBOR plus 122 basis points, maturing in 2021 and were bought in their entirety by Petróleos Mexicanos.
On June 4, 2008, the Master Trust issued bonds in the amount of US$1,500,000, of which US$1,000,000 consisted of notes due in 2018 with a coupon rate of 5.75% and US$500,000 consisted of bonds due in 2038 with a coupon rate of 6.625%. The issuance of 5.75% notes was a reopening of the Master Trust’s October 22, 2007 note issuance.
During 2007, the Master Trust undertook the following financing activities for PIDIREGAS:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and June 30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars)
a.	The Master Trust obtained credit lines from export credit agencies totaling US$1,002,629.

b.	During the second quarter of 2007, the Master Trust repurchased US$1,139,696 of its debt securities with maturities between 2008 and 2027 in the open market. These securities were cancelled after their repurchase.

c.	On October 18, 2007, the Master Trust borrowed US$2,500,000 (the total available amount) from its syndicated revolving credit facility dated September 14, 2007. This credit line may be used either by Petróleos Mexicanos or the Master Trust. The credit line consists of two tranches, A and B, with terms of three and five years, respectively, and bears interest at rates of LIBOR plus 20 basis points for tranche A and 25 basis points for tranche B, with maturity dates in 2010 and 2012, respectively. Each of the tranches may be extended twice for a period of one year with the consent of the lender. This facility credit replaces the two previously syndicated revolving credit lines, each in the amount of US$1,250,000.

d.	On October 22, 2007, the Master Trust issued debt in the amount of US$2,000,000, of which US$1,500,000 consisted of notes due in 2018 with a coupon rate of 5.75% and US$500,000 consisted of bonds due in 2035 with a coupon rate of 6.625%. The bond issuance was a second reopening of the Master Trust June 8, 2005 bond issuance.

e.	During the fourth quarter of 2007, the Master Trust repurchased US$5,763,333 of notes in the open market, which represented part of its outstanding U.S. dollar-denominated debt securities with maturities between 2008 and 2027, as well as certain amount of its U.S. dollar-denominated perpetual notes. These securities were cancelled after their repurchase.
          Various credit facilities require compliance with various operating covenants, which, among other things, place restrictions on the following types of transactions:
—	The sale of substantial assets essential for the continued operations of the business;

—	Liens against its assets; and

—	Transfers, sales or assignments of rights to payment under contracts for the sale of crude oil or gas not yet earned, accounts receivable or other negotiable instruments.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and June 30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars)
10. Comprehensive loss
          The comprehensive loss as of and for the six-month period ended June 30, 2008 and as of and for the year ended December 31, 2007 is set forth below:

	2008		2007
Net income (loss) for the period and year end	Ps.	19,948,319	Ps.	(18,307,569)
Effect of restatement as of the end of the period — net		—		18,638,402
Derivative financial instruments		4,825,060		656,699
Labor reserve effect		51,759,539		(3,432,792)
Others		(1,705,769)		—

Comprehensive loss as of the end of the period and year	Ps.	81,849,130	Ps.	(2,445,260)

11. Commitments:
PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field. During 2007, PEMEX entered into an additional contract to supply nitrogen to the Ku-Maloob-Zaap field, and the commitment to this provider expires in the year 2027. At June 30, 2008 and December 31, 2007, the value of the nitrogen to be supplied during the term of the contract is approximately Ps.17,314,698 and Ps.18,314,382, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.
The estimated future payments are as follows:

	As of June 30,		As of December
	2008		31, 2007
2008’s remaining quarters	Ps.	787,776	Ps.	1,969,805
2009		1,610,083		1,695,836
2010		1,624,891		1,717,418
2011		1,634,804		1,721,866
2012		1,660,196		1,742,658
Over 5 years		8,984,585		9,466,799

Total	Ps.	16,302,335	Ps.	18,314,382

PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and June 30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars)
12. Contingencies
In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Such contingent liabilities are mentioned below.
(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (“General Law on Ecological Equilibrium and Environmental Protection”). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of June 30, 2008 and as of December 31, 2007, the reserve for environmental remediation expenses totaled Ps. 2,062,076 and Ps. 2,093,440. This reserve is included in the reserve for sundry creditors and others as long-term liabilities in the condensed consolidated balance sheets.

(b)	As of June 30, 2008, PEMEX was involved in various civil, tax, criminal, administrative, labor, commercial and arbitration and lawsuits. Based on the information available, the amount claimed in connection with these lawsuits totaled approximately Ps. 35,484,402. At June 30, 2008, PEMEX had accrued a reserve of Ps. 10,249,827, for these contingent liabilities. Among these lawsuits, are the following:
I.	Pemex-Refining is a party to an arbitration proceeding (No. 11760/KGA) filed by CONPROCA, S.A. de C.V. (“CONPROCA”) before the International Chamber of Commerce, in which CONPROCA is seeking payment of US$633,100 related to construction and maintenance services in the Cadereyta refinery. Pemex-Refining filed a counterclaim against CONPROCA in the amount of US$907,000 (which includes the value added tax).

The arbitration panel notified the parties that it will issue an award on this matter on March 31, 2008. As of the date of these financial statements, such award has not been issued. Once it is issued, a hearing on damages will be held.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and June 30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars)
II.	In April 2004, Construcciones Industriales del Golfo, S.A. de C.V. filed a civil claim against Pemex-Exploration and Production, (exp. 40/2004-VII), for a total amount of Ps. 15,237 plus US$219,584 for the removal of deposits in the Salamanca refinery. On September 28, 2007, a judgment was issued in favor of Pemex-Exploration and Production. The plaintiff filed an appeal against this judgment, which was denied on January 21, 2008. The plaintiff then filed a constitutional relief known as amparo, which was denied, leaving the judgment in favor of Pemex-Exploration and Production. This case is concluded.

III.	In December 2003, Unión de Sistemas Industriales, S. A. de C.V. filed a civil claim against Pemex-Refining (exp. 202/2003), seeking Ps. 393,095. The evidentiary stage has been completed. The pleadings to be filed by the parties are still pending.

IV.	In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R. L. de C. V. (“COMMISA”) filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Exploration and Production (IPC-01) for breach of a construction agreement in connection with two platforms in the Cantarell complex.

On January 26, 2007, COMMISA filed a detailed claim seeking US$292,043 and Ps. 37,537, and Pemex-Exploration and Production filed a detailed counterclaim seeking US$125,897 and Ps. 41,513. On August 10, 2007, each party filed their responses to the claim and counterclaim, respectively. On September 10, 2007, both parties filed their replies, in which COMMISA modified its claim and is, as of the date of these financial statements, seeking US$319,900 and Ps. 37,200 in damages. On October 10, 2007, the parties filed their rejoinders. A hearing was held during which each party presented its case to the panel and filed its evidence. On February 15, 2008, the parties filed their pleadings.

On May 7, 2008, ICA decided to extend the date to issue the final award until August 31, 2008 in accordance with article 24(2) of the applicable regulation.

V.	COMMISA filed a claim before the ICA against Pemex-Exploration and Production (IPC-28) seeking approximately US$142,400 and Ps. 40,199 for, among other things, the alleged breach of a contract (PEP-O-IT-136/08) related to two vessels the Bar Protector and Castoro 10, both of which are in the Cantarell complex. Pemex-Exploration and Production filed a counterclaim. On February 11, 2008, Pemex-Exploration and Production was notified of an award pursuant which Pemex-Exploration and Production was

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and June 30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars)
ordered to pay Ps. 10,928 and US$75,075, plus the value added tax and US$200 related to arbitration expenses.

COMMISA filed a request to execute this award, which was notified to Pemex-Exploration and Production on March 19, 2008. On May 21, 2008, Pemex-Exploración y Producción presented a request that the process initiated by COMMISA be vacated. On June 5, 2008, COMMISA answered the request made by Pemex-Exploración y Producción, in opposition of abandoning the process. On June 18, 2008, Pemex-Exploración y Producción presented its reply. On May 7, 2008, Pemex-Exploración y Producción presented against the Eighth Court of District in Civil Matter in Federal District (file 158/2008-II) a request in order to the annul the award. On May 20, 2008 COMMISA presented a motion against this request. On June 13, 2008 a final hearing was held; the final award is still pending.

VI.	A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 262/2005-II) seeking approximately Ps. 1,647,629 for damages in connection with the alleged breach of a tanker truck transportation agreement. On March 7, 2008, a final hearing was held in which both parties filed their allegations. On June 6, 2008, the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) issued a final judgment in which payments for damages were denied. The parties filed their appeals. Pemex-Refining filed this appeal because the judgment did not ordered to the plaintiff to the payment of the court fees and expenses. The resolution of the Tribunal Unitario en Materia Civil y Administrativa del Primier Circuito (Civil and Adminstrative Unit Court of the First Circuit) to this appeal is still pending.

VII.	A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 271/2005-I) asserting that Pemex-Refining should authorize the plaintiff to replace tanker trucks older than ten years in accordance with the tanker truck transportation agreement mentioned in paragraph (vi) above. On January 23, 2008, a final hearing was held in which both parties filed their allegations. A final judgment against Pemex-Refining was issued on April 29, 2008. Pemex-Refining filed an appeal before the Tercer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Third Civil and Administrative Unit Court of the First Circuit. A final resolution is still pending.

VIII.	A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining, (295/2007), seeking a judicial judgment declaring the breach of a

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and June 30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars)
services agreement dated March 26, 1993 and damages, among other expenses.

On October 31, 2007, Pemex-Refining was summoned and a precautionary measure was granted to the plaintiff requesting that Pemex-Refining replace tanker trucks and grant the appropiate authorizations. On November 5, 2007, Pemex-Refining filed a motion stating that the judge lacked jurisdiction, which was granted and the trial suspended. On March 5, 2008, a request for constitutional relief known as an amparo was filed by Pemex-Refining against the precautionary measure, which was accepted by the Fifth Civil District Court. On May 27, 2008 Pemex-Refining responded to the claim, which was accepted on May 28, 2008. The trial is in the evidentiary stage.

IX.	A request for constitutional relief known as an amparo was filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. for alleged violation of its constitutional rights due to the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826) and a modification of the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (the Regulatory Law to Article 27 of the Political Constitution Concerning Petroleum Affairs). The purpose of this contract was to explore non-associated gas in the same fields where the plaintiffs have their mining concessions.

The plaintiffs argue they have a right to exploit natural gas found in the fields located under their mining concessions. As of the date of these condensed consolidated financial statements, a final judgment is still pending. Also a third arbitrator expert’s opinion on geology and a constitutional hearing are still pending.

X.	An arbitration proceeding before the ICA was filed by Tejas Gas de Toluca, S. de R.L. de C.V. against Gas Natural México S.A. de C.V. (“GNM”) and Pemex-Gas and Basic Petrochemicals seeking, among other things, compliance with a transportation agreement and its amendments as agreed in February 2001 and November 2001. This agreement was executed for the operation of the Palmillas-Toluca pipeline.

In February 2008, several hearings were held with the arbitration panel and the parties involved during which a reconciliation of claims and counterclaims were presented. On February 26, 2008, the initial arbitration report was executed and a provisional arbitration calendar was agreed upon.

XI.	In connection with the claims filed by a group of Congressmen from the LIXth Legislature against Pemex-Exploration and Production related to the Financed Public Works Contracts program (FPWC), as of the date of these

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and June 30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars)
condensed consolidated financial statements, only one claim remains pending since Pemex-Exploration and Production obtained a favorable judgment in the other similar claims filed by these plaintiffs.

The remaining claim relates to the FPWC celebrated between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. (“PTD”) for the Cuervito natural gas production block before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court) in Mexico City. On December 12, 2007, Pemex-Exploration and Production was summoned after an appeal filed by PTD was denied. Pemex-Exploration and Production filed a motion arguing the lack of standing of the plaintiffs due to the termination of their positions as Congressmen, which was denied. Pemex-Exploration and Production filed an appeal, which was accepted. On June 2, 2008, Pemex-Exploration and Production filed its response to the claim. The trial is suspended until the appeal in connection with the standing of the plaintiffs is resolved.

XII.	In August 2007, a civil claim (12/2007) was filed by Leoba Rueda Nava against Petróleos Mexicanos and Pemex-Refining before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz. It included, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. The trial is in the evidentiary stage. Judicial inspection, confession and testimonial evidences have been filed. As of the date of these condensed consolidated financial statements, the experts’ opinions are still pending.

XIII.	Administrative proceedings before the Federal Commission of Competition (the “Commission”):

On December 7, 2007, the Commission issued a resolution prohibiting Pemex-Refining from engaging in monopolistic practices in trading and distributing greases and lubricants in service stations, without specifically requesting a modification or termination of a license agreement. Pemex-Refining filed an amparo against this resolution, which is still pending.

In January 2008, the Commission requested that Pemex-Refining provide evidence related to the compliance with a resolution issued by the Commission in 2003 in connection with this same subject. Pemex-Refining informed the Commission that a suspension was granted to Bardahl de México, S. A. de C. V. (“Bardahl”), a competitor in the lubricants business, in several amparos to maintain the exclusivity right of the Mexlub trademark until a final resolution is issued. On April 10, 2008, the Commission announced that Pemex-Refining was required to comply with the resolution

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and June 30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars)
within 15 days. On January 10, 2008, Pemex-Refining filed an amparo (No. 46/2008 VI.) against this resolution before the Juzgado Sexto de distrito en Materia Administrativa (Sixth Administrative District Cour) in the Federal District. On April 30, 2008, the judge issued a resolution declaring the resolution unconstitutional but the ruling was limited to the Resolution and did not include the Ley Federal de Competencia Económica, as requested also by Pemex-Refining . Pemex-Refining filed a suspension, which was granted on May 6, 2008. On May 20, 2008, Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”) and Impulsora Jaliscience, S.A. de C.V. (“Impulsora”) filed a motion in this proceeding as third parties. On May 27, 2008, the Commission filed a revised motion. On May 29, 2008, Mexicana de Lubricantes and Impulsora also filed revised motions, currently the resolution is still pending.

XIV.	Claims filed by Impulsora Jalisciense, S. A. de C. V. y Mexicana de Lubricantes, S. A. de C. V.

An amparo (1519/2005) was filed by Impulsora Jalisciense, S.A. de C.V., before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the State of Jalisco in December 2005, in connection with a proposed model franchise agreement to be executed by Pemex-Refining. This proceeding has been joined with a pending proceeding filed by Bardahl, which requested protection against the execution of any resolutions ordering a stop to the sale of lubricants manufactured by Bardahl within all service stations.

These amparos are suspended due to several objections filed by Bardahl. A constitutional hearing is still pending.

XV.	A civil claim (28/2007) was filed by Mexicana de Lubricantes, S.A. de C.V. against Pemex-Refining on March 28, 2008, seeking, among other things, a judicial judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes, S. A. de C. V. and Pemex-Refining: i) license and trademark contract; ii) basic grease supply contract; and 3) manufacturing contract for lubricants and grease for Petróleos Mexicanos and the Subsidiary Entities. Pemex-Refining filed its response to this claim on April 10, 2008. On July 4, 2008, a resolution was issued stating that the power of attorney filed by Pemex-Refining presented some irregularities. In July, 2008, Pemex-Refining filed an appeal of this resolution (No. 504/2008) before the Primer Tribunal en Materia Civil y Administrativa (First Civil and Administrative Court), currently the resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and June 30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars)
The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.
13. Business segment information
PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The main business segment information, without considering eliminations for consolidation, is as follows:

									Corporate and
	Exploration and				Gas and Basic				Subsidiary
	Production		Refining		Petrochemicals		Petrochemicals		Companies		Eliminations		Consolidated balance
As of June 30, 2008 and for the six month period then ended

Trade Sales:	Ps.	—	Ps.	240,728,793	Ps.	87,062,688	Ps.	13,834,307	Ps.	350,870,815	Ps.	—	Ps.	692,496,603
Intersegment		608,886,769		27,847,802		54,354,257		27,491,156		166,742,900		(885,322,884)		—
Services income		—		—		—		—		903,321		(360,532)		542,789
Income (loss) gross		513,997,760		(108,562,660)		7,327,362		(4,087,902)		25,685,304		(19,926,523)		414,433,341
Operating Income (loss)		497,639,358		(131,363,934)		1,843,247		(11,510,395)		4,482,883		(920,086)		360,171,073
Net income (loss)		57,945,283		(42,623,755)		2,633,650		(10,771,590)		25,656,239		(12,891,508)		19,948,319
Comprehensive financing result		(13,510,997)		(1,689,734)		1,752,735		436,276		5,298,711		333,516		(7,379,493)
Depreciation and amortization		32,953,650		4,571,272		1,739,939		560,094		306,345		—		40,131,300
Cost of labor reserve		24,769,753		25,765,522		5,608,155		7,429,705		11,359,532		—		74,932,667
Taxes and duties		427,453,994		2,171,107		1,358,042		137,846		2,207,262		—		433,328,251
Total
Assets		1,276,092,156		403,090,692		138,925,811		73,820,572		2,532,878,809		(3,131,845,954)		1,292,962,086
Current assets		664,689,747		238,956,821		95,938,280		58,266,137		539,341,093		(1,165,721,633)		431,470,445
Investments in shares and securities		367,106		157,094		1,156,634		—		723,131,225		(690,569,285)		34,242,774
Fixed assets		589,581,247		163,605,514		41,554,515		15,298,500		8,091,255		(930,135)		817,200,896
Acquisitions of fixed assets		54,823,400		5,175,733		1,239,242		397,493		164,663				61,800,531
Short-term liabilities		160,396,689		183,862,024		37,409,628		13,354,870		996,992,731		(1,162,788,659)		229,227,283
Labor reserve		159,917,529		156,865,952		37,443,771		43,995,703		60,299,891		—		458,522,846
Total Liabilities		963,909,934		387,654,764		86,280,791		58,483,598		2,380,132,976		(2,711,120,360)		1,165,341,703
Equity		312,182,222		15,435,929		52,645,020		15,336,974		152,745,934		(420,725,696)		127,620,383

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and June 30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars)

									Corporate and
	Exploration and				Gas and Basic				Subsidiary				Consolidated
	Production		Refining		Petrochemicals		Petrochemicals		Companies		Eliminations		balance
As of June 30, 2007 and for the six month period then ended

Trade Sales:	Ps.	—	Ps.	206,313,818	Ps.	70,637,388	Ps.	10,895,136	Ps.	241,222,162	Ps.	—	Ps.	529,068,504
Intersegment		410,890,846		20,020,705		44,004,079		18,064,264		106,057,049		(599,036,943)		—
Services income		—		—		—		—		848,992		(315,069)		533,923
Income (loss) gross		335,474,660		(18,618,294)		11,251,529		(3,390,879)		17,482,500		(16,299,561)		325,899,955
Operating income (loss)		320,218,164		(34,390,978)		7,342,378		(6,630,084)		4,924,466		(4,535,824)		286,928,122
Net income (loss)		31,796,506		(8,963,973)		6,477,343		(6,935,478)		34,041,471		(28,577,373)		27,838,496
Comprehensive financing result		(11,834,454)		(2,452,139)		1,040,746		(102,705)		(1,882,379)		18,550		(15,212,381)
Depreciation and amortization		26,138,072		4,173,301		1,810,253		496,806		333,609		—		32,952,041
Cost of labor reserve		14,303,564		13,832,202		3,162,285		4,033,030		6,160,966		—		41,492,047
Taxes and duties		277,179,543		1,348,812		2,299,397		131,567		784,895		—		281,744,214

As at December 31, 2007

Total
Assets		1,237,968,403		417,393,498		133,970,702		79,872,062		2,331,376,672		(2,870,300,731)		1,330,280,606
Acquisitions of fixed assets		99,252,970		22,912,301		5,871,320		998,725		324,582				129,359,898
Current assets		630,760,334		229,536,695		85,311,492		58,650,943		495,164,854		(1,070,863,531)		428,560,787
Investments in shares and securities		342,538		157,094		1,095,666		—		612,696,004		(581,227,948)		33,063,354
Fixed assets		565,433,958		162,585,821		42,005,574		15,569,956		8,250,144		—		793,845,453
Short-term liabilities		191,867,210		148,709,748		33,463,623		8,896,698		929,478,616		(1,022,952,043)		289,463,852
Labor reserve		180,931,471		178,386,606		40,791,915		49,058,100		79,033,180				528,201,272
Total Liabilities		998,713,758		377,308,387		85,452,634		59,275,500		2,262,119,197		(2,502,496,731)		1,280,372,745
Equity		239,254,644		40,085,112		48,518,068		20,596,562		69,257,475		(367,804,000)		49,907,861

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
NOTE 14 —DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP
     PEMEX’s condensed consolidated financial statements are prepared in accordance with Mexican FRS, which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). As described in Note 3 to the condensed consolidated financial statements, previously, PEMEX recognized inflation in its financial information in accordance with NIF 06-BIS “A” Section C, as issued by the SHCP and by the SFP, which required PEMEX to adopt Bulletin B-10. Bulletin B-10 was superseded on January 1, 2008 by FRS B-10. The new FRS B-10 guidelines are prospectively applied and do not require any adjustment for periods prior to January 1, 2008. For periods prior to January 1, 2008 all of the related U.S. GAAP adjustments have also been restated to reflect the effects of inflation and none of the adjustments to the financial statements for the effects of inflation required under Mexican FRS have been eliminated in the U.S. GAAP reconciliation for such periods.
     The differences between Mexican FRS and U.S. GAAP, as they relate to PEMEX, are presented below together with explanations of certain adjustments that affect net income and shareholders’ equity as of June 30, 2008 and December 31, 2007 and for the six-month periods ended June 30, 2008 and 2007:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)

	For the six-		For the six-
	month period		month period
	ended June 30,		ended June 30,
	2008		2007

Net income for the period under Mexican FRS	Ps.	19,948,319	Ps.	27,838,496

U.S. GAAP adjustments:
Exploration and drilling costs, net (a)		(599,632)		(685,437)
Pensions and seniority premiums (b)		16,187,531		468,087
Post-retirement benefits (c)		13,556,264		1,112,306
Accrued vacation (d)		(21,010)		(22,905)
Fixed asset adjustments:
Capitalized (losses) gains of derivative financial instruments, net (e)		(176,598)		105,542
Capitalization of interest, net (f)		438,984		1,822,069
Impairment, net (g)		1,487,858		1,672,259
Depreciation convention (h)		—		391,572
Derivative financial instruments (i)		—		3,622,077
Profit in inventory (j)		(11,218,792)		(8,473,452)
Available-for-sale investment securities (l)		(270,903)		(2,207,073)
Effects of inflation accounting on U.S. GAAP adjustments (m)		—		173,200
Deferred income taxes (n)		(7,000)		(316,675)
Reclassification of Pemex Finance net income to minority interest (o)		64,110		(12,529)

Total U.S. GAAP adjustments, net		19,440,812		(2,350,959)

Net income for the period under U.S. GAAP	Ps.	39,389,131	Ps.	25,487,537

	For the six-			For the year
	month period			ended
	ended June 30,			December 31,
	2008			2007
Comprehensive income (loss) under U.S. GAAP:
Net income (loss) for the period under U.S. GAAP	Ps.	39,389,131	Ps.	(32,642,076)
Other comprehensive income (loss):
Additional minimum pension liability (b)		—		(3,793,689)
Pension and other post-retirement benefits		6,213,911		—
Derivative financial instruments (i)		4,825,060		656,699
Unrealized gains on available-for-sale investment securities (l)		270,903		(246,258)
Surplus in restatement of equity		—		18,539,917
Other		(1,555,584)		—

Comprehensive loss	Ps.	49,143,421	Ps.	(17,485,407)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)

	As of June 30,		As of December
	2008		31, 2007
Components of accumulated other comprehensive income:
Derivative financial instruments (i)	Ps.	3,719,431	Ps.	(1,105,629)
Effect in equity from labor obligation (b)		(46,693,813)		(46,693,813)
Recognition of initial effect of SFAS 158 (b)		(164,605,540)		(164,605,540)
Pension and other post-retirement benefits		6,213,911		—
Unrealized gains on available-for-sale investment securities (l)		12,987,662		12,716,759
Surplus in restatement of equity		—		175,864,184
Other		(4,487,369)		710,094

Accumulated other comprehensive income	Ps.	(192,865,718)	Ps.	(23,113,945)

	As of June 30,		As of December
	2008		31, 2007
Equity is reconciled as follows:
Equity under Mexican FRS	Ps.	127,620,383	Ps.	49,907,861

U.S. GAAP adjustments:
Exploration and drilling costs (a)		11,918,788		12,518,420
Pensions and seniority premiums:
Pensions and seniority premiums (b)		10,640,589		(5,546,942)
Effect in equity from labor obligation (b)		(116,273,697)		(67,715,653)
Post-retirement benefits:
Post-retirement benefits (c)		(20,631,088)		(34,187,352)
Effect in equity from labor obligation (c)		(88,811,745)		(91,824,161)
Accrued vacation (d)		(657,102)		(636,092)
Fixed asset adjustments:
Capitalized gains of hedging financial instruments, net (e)		2,707,376		2,883,974
Capitalization of interest, net (f)		(4,343,623)		(4,782,607)
Impairment, net (g)		(25,076,388)		(26,564,246)
Profit in inventory (j)		(37,974,563)		(26,755,771)
Advanced payments on minimum guaranteed dividend (k)		(4,270,225)		(4,270,225)
Deferred income taxes (n)		298,403		305,403
Reclassification of Pemex Finance equity to minority interest (o)		(1,280,653)		(1,415,775)

Total U.S. GAAP adjustments, net		(273,753,928)		(247,991,027)

Deficit under U.S. GAAP	Ps.	(146,133,545)	Ps.	(198,083,166)

	As of June 30,			As of December
	2008			31, 2007
Changes in U.S. GAAP equity for the six-month period ended June 30, 2008 and for the year ended December 31, 2007:
Deficit as of January 1	Ps.	(198,083,166)	Ps.	(22,882,818)
Accumulated results:
From prior years (1)	171,449,290			—
Net income (loss) for the period	39,389,131			(32,642,076)
Mexican Government increase in equity of Subsidiary Entities	2,806,200			11,160,824
Minimum guaranteed dividends (k)	—			(4,270,225)
Accumulated other comprehensive loss:
Recognition of initial effect of SFAS 158 (b)	—			(164,605,540)
Other comprehensive income:
Additional minimum pension liability (b)	—			(3,793,689)
Pension and other post-retirements benefits	6,213,911			—
Derivative financial instruments (i)	4,825,060			656,699
Unrealized gains on available-for-sale investment securities (l)	270,903			(246,258)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)

		As of June 30,	As of December
		2008	31, 2007
Other		(1,555,584)	—
Surplus in restatement of equity(1)		(171,449,290)	18,539,917

Deficit as of June 30, 2008 and as of December 31, 2007	Ps.	(146,133,545)	Ps.	(198,083,166)

(1)	Reclassification of the surplus in restatement of equity to accumulated results in accordance with Mexican FRS B-10.
I. Explanation of reconciling items:
(a) Exploration and drilling costs
     Effective January 1, 2004, for Mexican FRS purposes, PEMEX changed its accounting policy for the recognition of well exploration and drilling costs to the successful-efforts method of accounting. The change in accounting policy for recording well exploration and drilling expenses had no effect on our consolidated financial statements.
     Under U.S. GAAP, PEMEX follows the successful-efforts method of accounting by which costs of drilling exploratory wells and exploratory-type stratigraphic test wells are initially capitalized and are later charged to expenses if proved reserves are not discovered. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells, are capitalized. The capitalized costs of wells and related equipment are amortized on a units-of-production (UOP) basis over proved developed reserves, as the related oil and gas reserves are extracted.
     Consequently, at June 30, 2008 and December 31, 2007, the U.S. GAAP equity adjustment represented the cumulative costs of capitalized unsuccessful wells in proven areas under U.S. GAAP, not capitalized under Mexican FRS through December 31, 2003, net of the amortization of such capitalized amounts. The June 30, 2008 and 2007 U.S. GAAP net income adjustment reflects the amortization of such capitalized costs on a UOP basis.
(b) Pensions and seniority premiums
     Under Mexican FRS, PEMEX follows Bulletin D-3, which establishes the procedures for measuring the expenses and liabilities for pension plans, seniority premiums and severance payments. The main differences between PEMEX’s application of Bulletin D-3 and the U.S. GAAP guidance provided in Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers’ Accounting for Pensions” (“SFAS No. 87”), are the implementation dates (including the measurement date for benefit obligations, amortization of past liabilities and recognition of gain and losses).
     On September 30, 2006, the FASB approved substantial amendments to SFAS 87, 88, 106 and 132, through the issuance of SFAS 158 — “Employers’ Accounting for Defined Benefit Pension and other Post-retirement Plans and Amendment of FASB Statements 87, 88, 106 and 132 (R),” which proposed a new methodology for the recognition of labor liabilities in companies’ financial statements.
     The principal changes included in SFAS 158 do not affect the methodology for determining the charge to income during the year (net periodic pension cost), but only their recognition in the balance sheet. Changes in SFAS 158 include: (i) a shift in the minimum

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
amount to be recognized as a liability in the balance sheet, from Accumulated Benefit Obligation (ABO) to Projected Benefit Obligation (PBO); (ii) recognition of the total outstanding items to write off as a direct impact on the affected property (Accumulated Other Comprehensive Income Loss or “AOCI”); (iii) recognition of asset effect; and (iv) disclosure in the balance sheet of noncurrent assets, current liabilities and noncurrent liabilities.
     PEMEX recognized SFAS No. 158, effective January 1, 2007, and included its effects as part of its labor obligations.
     As of December 31, 2007, the differences between the treatment of pensions and seniority premiums under Mexican FRS and SFAS 158 are summarized as follows: items that are not amortized or unrecognized (actuarial gains/losses, prior service, plan amendments and transition) under Mexican FRS are recognized as components of net periodic cost based on the employees’ average working lifetime. Effective January 1, 2008, in accordance with FRS D-3 “Employee Benefits,” the amortization period for such items was modified to a maximum period of five years. However under SFAS 158, the total outstanding items are recognized as a component of OCI as retirement and post-retirement benefits as an adjustment to equity.
(c) Post-retirement benefits
     Under U.S. GAAP, PEMEX follows the guidelines of SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions” (“SFAS No. 106”) in accounting for health service and other supplemental payments provided to retirees and other eligible family members. SFAS No. 106 requires the accrual of the expected cost of providing such benefits during retirement.
     Effective January 1, 2007, PEMEX recognized SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Post-retirement Plans.” This statement requires an employer to recognize the funded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.
     The recognition of SFAS 158 for post-retirement benefit plans results in the same differences between Bulletin D-3 and SFAS 158 as those related to pensions and seniority premiums (see Note 14 I.(b)).
(d) Accrued vacation
     Under Mexican FRS, vacation expense is recognized when the vacation is utilized by the employee. Under U.S. GAAP, vacation expense is accrued based on when it is earned by the employee.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
(e) Fixed assets—Capitalized gains and losses of derivative financial instruments
     Under Mexican FRS, finance costs related to loans allocated to construction projects are capitalized as part of capitalized interest, and are included net of gains and losses arising from derivative financial instruments designated as hedges.
     Under U.S. GAAP, gains and losses arising from financial instruments designated as cash flow hedges cannot be capitalized as part of qualifying assets. These amounts are accumulated in other comprehensive income and are reclassified into earnings over the life of the assets to which the hedged transaction relates. For the six-month periods ended June 30, 2008 and 2007, the capitalized (loss) gain adjustments in the reconciliation were Ps. (19,481) and Ps. 184,490, respectively, arising from hedging instruments.
     The June 30, 2008 and 2007 net income adjustments also include a reversal of depreciation of Ps. (157,117) and Ps. (78,947), respectively, related to amounts previously capitalized.
(f) Fixed assets—Capitalization of interest
     Effective January 1, 2007, Pemex adopted FRS D-6 “Capitalization of Comprehensive Financing Result,” which establishes the rules that must be observed in the capitalization of the Comprehensive Financing Result attributable to certain assets whose acquisition required a substantial period (prolonged) before their intended use.
     The capitalized comprehensive financing result is composed of the cost of interest, the foreign exchange effect and other costs associated with obtaining financing identified with qualifying assets, which directly affect the investment cost during the acquisition period. For periods prior to January 1, 2008, the result in monetary position was included.
     Under U.S. GAAP, interest is capitalized by applying an average interest rate to the average amount of accumulated expenditures for the qualifying asset during the period. PEMEX has accordingly adjusted its results of operations and equity to reflect the U.S. GAAP requirements for capitalizing interest.
     Interest costs for the six-month periods ended June 30, 2008 and 2007 for Mexican FRS and U.S. GAAP purposes were allocated as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)

	For the six-month		For the six-month
	period ended June		period ended June
	30, 2008		30, 2007
Under Mexican FRS:
Interest capitalized	Ps.	1,991,718	Ps.	2,812,463
Interest expense		30,335,065		28,654,341

Total interest cost	Ps.	32,326,783	Ps.	31,466,804

Under U.S. GAAP:
Interest capitalized	Ps.	1,940,302	Ps.	4,103,036
Interest expense		30,386,481		27,363,768

Total interest cost	Ps.	32,326,783	Ps.	31,466,804

     In addition, the net income adjustment for capitalized interest presented herein also includes the reversal of depreciation of Ps. 490,400 and Ps. 531,496 for the six-month periods ended June 30, 2008 and 2007, respectively, related to the cumulative difference in amounts previously capitalized for such assets because the cumulative amounts capitalized under Mexican FRS have exceeded those amounts under U.S. GAAP.
(g) Fixed assets—Impairment
     For Mexican FRS purposes, PEMEX evaluates the impairment of long-lived assets whenever there are events or circumstances indicating that the book value of a given asset may not be recoverable under Bulletin C-15.
     For each of the cash-generating units, if the book value of the long-lived assets exceeds the estimated future value (discounted) of cash flows recoverable by such long-lived assets, a charge is made to income for the period for an impairment loss. PEMEX performs this calculation at least annually. In accordance with Bulletin C-15, the impairment recorded can be reversed in subsequent periods if the subsequent impairment analysis does not indicate a loss in such future periods.
     For U.S. GAAP purposes, an evaluation of impairment is undertaken whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable, as is the case under Mexican FRS. However, under U.S. GAAP, the impairment criteria are met when the carrying value of assets exceeds the sum of expected future cash flows (undiscounted and without financing charges) of the related assets. The asset is written down to fair value as determined by using the present value of expected future cash flows. U.S. GAAP does not allow for reversal of losses; PEMEX measures impairment of its oil and gas producing assets based on the undiscounted estimated future cash flows associated with estimated proved reserves on a field-by-field basis.
     In determining the estimated future cash flows for impairment purposes for all periods presented, hydrocarbon duties based on sales to third parties have not been included in the net cash flow calculation for both Mexican FRS and U.S. GAAP. Management believes that the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
hydrocarbon duties paid are similar in nature to income taxes or dividend distributions payable to its parent, and therefore are properly excluded from the net cash flow calculation.
     During the first six months of 2008 and 2007, PEMEX did not record an impairment charge under U.S. GAAP or under Mexican FRS. U.S. GAAP net income reconciliation for these periods consists of a credit of Ps. 1,487,858 and Ps. 1,672,259, respectively, for depreciation due to the difference in carrying values of long-lived assets between Mexican FRS and U.S. GAAP.
(h) Fixed assets—Depreciation convention
     Until 2002, under PEMEX’s accounting policies, assets would begin to depreciate in the year after which they were placed in service. Under U.S. GAAP, however, assets are depreciated from the date they were placed in service. Beginning in 2003, PEMEX prospectively changed its accounting policies requiring depreciation from the month after the asset was placed into service, therefore eliminating any differences between Mexican FRS and U.S. GAAP for assets placed in service in 2003 and later years. As of June 30, 2007, U.S. GAAP adjustments reflect a credit to income of Ps. 391,572 for the reversal of the depreciation expense previously recorded under U.S. GAAP for assets placed in service before 2003. Commencing January 1, 2008, no reversal of the depreciation expense previously recorded under U.S. GAAP for assets placed in service before 2003 is required.
(i) Accounting for derivative financial instruments
     For Mexican FRS purposes, effective January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations,” issued by the MIPA, which contains provisions similar to those of SFAS 133 and provides expanded guidance for the recognition, valuation, accounting treatment and disclosure applicable to derivative financial instruments, including hedges and embedded derivatives, hedge documentation and effectiveness testing.
     For the six-month periods ended June 30, 2008 and 2007, PEMEX recognized a net loss of Ps. (4,290,503) and Ps. (4,786,775), respectively, reported as a component of comprehensive financing result in the consolidated statements of operations.
     For the six-month periods ended June 30, 2008 and 2007, PEMEX recognized a net gain of Ps. 1,031 and Ps. 5,399 respectively, from its cash flow hedges, reported as a component of comprehensive financing result in the consolidated statements of operations.
(j) Profit in inventory
     Under Mexican FRS, PEMEX values crude oil and derivatives for export at realizable value with the difference between the realizable value and cost recorded in earnings. In contrast, U.S. GAAP requires that inventories be recorded at the lower of cost or market value. For U.S. GAAP equity reconciliation purposes, PEMEX has eliminated the effect of recognizing a profit within its ending inventory balance at each period end. For net income reconciliation

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
purposes, the adjustment reflects the reversal of the prior year’s equity adjustment as inventory is sold, as well as profit in inventory at the balance sheet date.
(k) Advance payments on minimum guaranteed dividend
     Under Mexican FRS, advance payments on the minimum guaranteed dividend owed to the Mexican Government derived from the capitalization of debt are recorded as an account receivable prior to approval of the total annual dividend amount by the Board of Directors, which usually takes place in the following fiscal year.
     Under U.S. GAAP, such receivable balances are reflected as a reduction in equity. PEMEX has accordingly adjusted equity to reflect the advance minimum guaranteed dividend payment as a reduction in equity.
     The effective rate used to calculate the minimum guaranteed dividend in 2007 was LIBOR plus 6.3165%.
     The final payment of capitalized debt amounted to U.S. $392,310, and was made in January 2007.
(l) Accounting for available-for-sale securities (Repsol)
     Pursuant to SFAS No. 115, PEMEX classifies its investment securities as “available-for-sale” and, accordingly, they are recorded at fair value with unrealized gains and losses excluded from the statement of operations and reported in other comprehensive (loss) income. The fair value of the securities is determined by quoted market prices at June 30, 2008 and December 31, 2007. An impairment loss is recognized when the loss is considered other than temporary.
     Under Mexican FRS, these investment securities are also recorded at fair value but the unrealized gains and losses are reflected in earnings. The income adjustments for the six-month periods ended June 30, 2008 and 2007 reflect the reversal of the fair value adjustment to earnings as reflected under Mexican FRS whereas U.S. GAAP would require such adjustment to be reflected in other comprehensive (loss) income.
     The U.S. GAAP cost and fair value of PEMEX’s investments at June 30, 2008 and 2007, are as follows:

	Cost		Fair Value		Unrealized Gain
June 30, 2008	Ps.	10,354,522	Ps.	23,342,184	Ps.	12,987,662
December 31, 2007	Ps.	10,429,499	Ps.	23,146,258	Ps.	12,716,759
June 30, 2007	Ps.	10,229,803	Ps.	25,399,891	Ps.	15,170,088
December 31, 2006	Ps.	10,229,803	Ps.	23,192,820	Ps.	12,963,017

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
(m) Effects of inflation on the U.S. GAAP adjustments
     For the six months ended June 30, 2007, various U.S. GAAP adjustments included herein are adjustments to monetary assets and liabilities recorded under Mexican FRS pursuant to Bulletin B-10 as described in Note 3 and, therefore, the adjustments to the respective balance would also result in an adjustment to the monetary gain or loss as reported under Mexican FRS for the six months ended June 30, 2007. Effective January 1, 2008, no U.S. GAAP adjustments were made to the monetary assets and liabilities recorded under Mexican FRS.
(n) Deferred income taxes
     Petróleos Mexicanos and its subsidiary entities began recognizing deferred income taxes during 2005. The U.S. GAAP equity adjustment represents the cumulative impact of deferred income taxes relating to the other U.S. GAAP adjustments applicable to Petróleos Mexicanos and its subsidiary entities.
(o) Reclassification of Pemex Finance equity to minority interest
     Effective July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance. As a result, since 2005, the financial results of Pemex Finance have been consolidated into the financial statements of PEMEX for Mexican FRS purposes. Historically, Pemex Finance has been consolidated in the accompanying condensed consolidated U.S. GAAP information included herein for all periods presented. However, under U.S. GAAP, net income and retained earnings from Pemex Finance are reclassified as minority interest due to the fact that PEMEX is not currently owner of any of the shares of Pemex Finance. The U.S. GAAP adjustment related to Pemex Finance represents the reclassification of net income and equity recognized under Mexican FRS to minority interest.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
II. Additional disclosure requirements:
(a) Pensions and seniority premiums
     The components of seniority premiums, pension plan cost were as follows for the six months ended June 30, 2008 and 2007:

	2008		2007
	Pension and		Pension and
	Seniority premiums		Seniority premiums
Service cost	Ps.	5,510,773	Ps.	4,673,339
Interest cost		16,490,168		13,711,529
Return on plan assets		(5,398)		16,665
Amortization of:
Unrecognized (gain) losses		222,704		688,853
Net transition obligation		2,706,683		2,715,510
Adjust to net periodic pension cost due to inflation		—		114,820
Plan amendments		272,108		269,894

Net cost under U.S. GAAP		25,197,038		22,190,610
Net cost under Mexican FRS		(41,384,569)		(22,658,697)

Additional benefit recognized under U.S. GAAP	Ps.	(16,187,531)	Ps.	(468,087)

     The combined seniority premium and pension plan liability as of June 30, 2008 and December 31, 2007 under SFAS No. 87 and 158 is as follows:

	As of June 30,		As of December
	2008		31, 2007
Accumulated benefit obligation	Ps.	352,120,210	Ps.	354,120,653

Projected benefit obligation		378,104,658		364,687,896
Plan assets at fair value		(16,347,140)		(7,122,630)

Projected benefit obligation in excess of plan assets		361,757,518		357,565,266

Accrued liability under U.S. GAAP		361,757,518		357,565,266
Accrued liability recognized under Mexican FRS		(256,124,410)		(232,543,132)

U.S. GAAP adjustment to seniority premium and pension plan liability after recognition of SFAS 158	Ps.	105,633,108	Ps.	125,022,134
Accumulated other comprehensive loss		116,273,697		119,475,192

Net U.S. GAAP adjustment to seniority premium and pension plan liability		(10,640,589)		5,546,942

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
     The scheduled maturities on the benefits expected to be paid according to the plans in each of the next ten years through 2017, are as follows:

	Expected Benefit
Year	Payments
2008	Ps.	17,842,600
2009		17,923,433
2010		19,624,667
2011		21,467,404
2012		23,259,417
2013		25,232,630
2014		26,954,721
2015		28,900,722
2016		30,446,622
2017		32,066,949

Total	Ps.	243,719,165

     The June 30, 2008 and December 31, 2007 U.S. GAAP equity adjustments of Ps. 116,273,697 and Ps. 67,715,653 reflect the difference in the amounts recognized in accumulated other comprehensive loss under Mexican FRS of Ps. 0 and Ps. 51,759,539, respectively, and the amounts recognized under U.S. GAAP of Ps. 116,273,697 and Ps. 119,475,192, respectively, and including the adoption of SFAS 158.
(b) Other post-retirement benefits
     The components of other postretirement benefits were as follows for the six months ended June 30, 2008 and 2007:

	2008		2007
	Postretirement		Postretirement
	benefits		benefits
Service cost	Ps.	3,880,575	Ps.	3,249,480
Interest cost		13,208,290		10,910,874
Amortization of:
Unrecognized (gain) losses		128,015		68,767
Net transition obligation		2,844,466		3,031,195
Adjust to net periodic pension cost due to inflation		—		89,061
Plan amendments		39,935		39,728

Net cost under U.S. GAAP		20,101,281		17,389,105
Net cost under Mexican FRS		(33,657,545)		(18,501,411)

Additional benefit recognized under U.S. GAAP	Ps.	(13,556,264)	Ps.	(1,112,306)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
     PEMEX implemented SFAS No. 106, effective January 1, 1995, using the transitional recognition method and December 31 as a measurement date.
     PEMEX makes supplemental payments in respect of its obligations for gas, gasoline and basic food supplies and provides healthcare benefits, in each case to retired employees and immediate family members. PEMEX regularly adjusts the level of its supplemental payments based on inflationary conditions. Healthcare is provided through a regional network of PEMEX hospitals and medical centers, which also provide care to active PEMEX employees. No commitments have been made regarding the level of such contributions in the future.
     The other post-retirement benefits liability as of June 30, 2008 and December 31, 2007 was as follows:

			As of December 31,
	As of June 30, 2008		2007
Accumulated unfunded post retirement benefit obligation:
Retirees	Ps.	158,380,807	Ps.	151,260,773
Fully eligible active participants		19,403,399		18,531,116
Other active plan participants		134,057,063		128,109,390

Total U.S. GAAP		311,841,269		297,901,279
Total Mexican FRS		(202,398,436)		(171,889,766)

U.S. GAAP adjustment after recognition of SFAS 158	Ps.	109,442,833	Ps.	126,011,513
Accumulated other comprehensive loss		88,811,745		91,824,161

Net U.S. GAAP adjustment	Ps.	20,631,088	Ps.	34,187,352

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
     The scheduled amounts of the benefits expected to be paid according to the plans in each of the next ten years, through 2017, are as follows:

	Expected Benefit
Year	Payments
2008	Ps.	13,257,829
2009		14,117,305
2010		15,172,410
2011		16,350,695
2012		17,605,214
2013		18,965,386
2014		20,307,814
2015		21,715,469
2016		22,562,957
2017		23,634,012

Total	Ps.	183,689,091

(c) Obligations under capital leases
     PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field that expires in 2015. In the event of the annulment of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contracts

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
     The future payments in connection with this contract are estimated as follows:

Six months ended December 31, 2008	Ps.	787,776
2009		1,610,083
2010		1,624,891
2011		1,634,804
Six months ended June 30, 2012		1,660,196
Six months ended December 31, 2012and thereafter		8,984,585

Total	Ps.	16,302,335

(d) Supplemental geographical information
     The majority of PEMEX’s operations are in Mexico. The following shows PEMEX’s domestic and export sales for the six-month periods ended June 30 (on a Mexican FRS basis):

	2008		2007
Domestic sales	Ps.	341,625,789	Ps.	287,846,343
Export sales:
United States		279,927,314		196,895,089
Canada, Central and South America		20,755,177		15,539,628
Europe		39,231,554		22,712,500
Far East		10,956,769		6,074,944

Total export sales		350,870,814		241,222,161

Total sales	Ps.	692,496,603	Ps.	529,068,504

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
(e) Valuation and qualifying accounts
The valuation and qualifying accounts for PEMEX are as follows:

	Balance at		Additions
	beginning of		charged to costs				Balance at end of
Description	period		and expenses		Deductions		period
For the six months ended June 30, 2008:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps.	1,490,934	Ps.	1,403,315	Ps.	(211,429)	Ps.	2,682,820
For the year ended December 31, 2007:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps.	2,674,170	Ps.	12,242,359	Ps.	(13,425,595)	Ps.	1,490,934
For the six months ended June 30, 2007:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps.	2,674,170	Ps.	20,147	Ps.	(1,120,290)	Ps.	1,574,027

For the year ended December 31, 2006:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps.	2,709,459	Ps.	153,181	Ps.	(188,470)	Ps.	2,674,170
Note: The above valuation and qualifying accounts are presented in accordance with U.S GAAP. The Mexican GAAP accounts titled “reserve for dismantlement and abandonment activities, sundry creditors and others” and “reserve for retirement payments, pensions, and seniority premiums” are accrued liability accounts and not valuation and qualifying accounts and have not been included in the table above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
(f) Supplemental condensed information on a U.S. GAAP basis
     The following condensed consolidating information reflects the U.S. GAAP adjustments disclosed in this note.
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF
JUNE 30, 2008 AND DECEMBER 31, 2007

	As of June 30,		As of December
	2008		31, 2007
ASSETS
Total current assets	Ps.	389,225,658	Ps.	397,534,791
Properties and equipment, net		802,407,049		777,900,994
Intangible asset derived from the actuarial computation of labor obligations and other assets		44,290,745		35,865,531

Total assets	Ps.	1,235,923,452	Ps.	1,211,301,316

LIABILITIES
Other current liabilities	Ps.	229,884,385	Ps.	290,099,944
Reserve for retirement payments, pensions and seniority premiums		10,326,164		23,977,799

Total current liabilities		240,210,549		314,077,743
Long-term debt		419,101,018		424,828,472
Reserve for dismantlement and abandonment activities, sundry creditors and others		52,139,700		31,467,252
Reserve for retirement payments, pensions and seniority premiums		663,272,623		631,488,746
Non current deferred income tax liabilities		6,052,453		6,106,494

Total liabilities		1,380,776,343		1,407,968,707
Minority interest		1,280,653		1,415,775
TOTAL EQUITY (DEFICIT)		(146,133,544)		(198,083,166)

Total liabilities and equity	Ps.	1,235,923,452	Ps.	1,211,301,316

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX-MONTH
PERIODS ENDED JUNE 30, 2008 AND 2007

	For the six-		For the six-
	month period		month period
	ended June 30,		ended June 30,
	2008		2007
Total revenues, net of IEPS tax	Ps.	693,039,392	Ps.	529,602,427
Cost of sales		258,880,549		208,787,497

Gross income		434,158,843		320,814,930
General expenses		54,262,268		38,971,833

Operating income		379,896,575		281,843,097
Other revenues		95,857,517		31,997,319
Comprehensive financing result (cost)		(7,450,390)		(9,942,041)
Profit sharing in non-consolidated subsidiaries and affiliates		4,356,570		3,662,577

Income before taxes, duties and other and minority interest		472,660,272		307,560,952
Taxes and duties, net of IEPS tax		433,335,251		282,060,889
Minority interest		64,110		(12,529)

Net income (loss)	Ps.	39,389,131	Ps.	25,487,534

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH
PERIODS ENDED JUNE 30, 2008 AND 2007

	For the six-
	month period		For the six-month
	ended June 30,		period ended
	2008		June 30, 2007
Operating Activities
Net income for the six-month period	Ps.	39,389,131	Ps.	25,487,537
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization		38,997,827		31,121,099
Reserve for retirement payments, pensions and seniority premiums		45,188,867		40,133,026
Loss on disposal of fixed assets		217,474		1,451,346
Allowance for uncollectible trade accounts		1,191,887		(1,086,448)
Allowance for slow-moving inventory and obsolescence		(144,155)		(177,980)
Minority interest		(64,110)		1,310
Conversion effect		—		(504,802)
Foreign exchange loss (gain)		(14,292,854)		(2,063,281)
Accrued interest		3,020,490		4,721,245
Profit sharing in subsidiaries		(4,356,570)		(5,869,650)
Deferred income taxes		27,770		(180,762)
Unrealized gains on financial instruments		—		—
Gain from monetary position		—		(3,292,347)

		109,175,757		89,740,293
Changes in operating assets and liabilities:
Accounts and notes receivable		(25,431,687)		(25,358,434)
Inventories		(12,008,490)		7,591,531
Other assets		(7,245,794)		327,115
Accounts payable and accrued liabilities		(48,143,200)		2,625,633
Retirement, seniority premiums and other post retirements benefits payments		(20,842,715)		(14,323,955)

Cash flow provided by (used in) operating activities		(4,496,129)		60,602,183

Investing Activities
Acquisition of fixed assets		(63,368,456)		(57,765,449)
Donated surplus		90,426		—
Increase (deduction) of equity		(67,755)		—
Investments in Subsidiaries		1,960,059		3,702,764

Cash flows used in investing activities		(61,385,726)		(54,062,685)

Financing Activities
Proceeds from new long term financing		85,749,582		22,661,061
Financing payments		(72,096,823)		(46,510,472)
Increase in Equity of Subsidiary Entities		2,806,199		732,032

Cash flows (used in) provided by financing activities		16,458,958		(23,117,379)

Effects of inflation on cash and cash equivalents		—		(301,510)

Increase (Decrease) in cash and equivalents		(49,422,897)		(16,879,391)
Cash and cash equivalents, beginning of period		170,997,240		195,075,301

Cash and cash equivalents, end of period	Ps.	121,574,343	Ps.	178,195,910

Supplemental cash disclosures:
Interest paid (net of amounts capitalized)	Ps.	75,043,573	Ps.	52,914,067
Taxes paid		340,117,894		235,153,295

Supplemental non-cash disclosures:
Unrealized gains on available for sale securities	Ps.	270,903	Ps.	246,258
Additional minimum pension liability		—		168,399,229
Derivative financial instruments		4,825,060		656,699

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
(g) Accounting pronouncements
     In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements.” Statement No. 157 fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures, but does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions of Statement No. 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. FASB Staff Position No. FAS 157-2 (FSP 157-2), issued in February 2008, delayed the effective date of Statement No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. We adopted Statement No. 157 effective January 1, 2008, with the exceptions allowed under FSP 157-2, the adoption of which has not affected our financial position or results in operations but did result in additional required disclosures. The exceptions apply to the following: nonfinancial assets and nonfinancial liabilities measured at fair value in a business combination; impaired property, plant and equipment; goodwill; and the initial recognition of the fair value of asset retirement obligations and restructuring costs. We do not expect significant impact to our consolidated financial statements when we implement Statement No. 157 for these assets and liabilities.
(h) Recently issued accounting standards
     In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (“SFAS 141R”) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements— an amendment to ARB No. 51” (“SFAS 160”). SFAS 141R and SFAS 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141R will be applied to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. PEMEX is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its results of operations and financial position.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 gives PEMEX the irrevocable option to carry most financial statements assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is selected, changes in fair value would be recorded in earnings at each subsequent

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
reporting date. SFAS 159 is effective for PEMEX’s 2008 fiscal year. PEMEX is currently evaluating the impact that the adoption of this statement could have on its financial condition, results of operations and cash flows.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB SFAS No. 133” (“SFAS 133”). SFAS 133 changes the disclosure requirements for derivative instruments and hedging activities by requiring the entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted. PEMEX is currently evaluating the impact of adopting SFAS 161 on its financial condition and results of operations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
NOTE 15—SUBSIDIARY GUARANTOR INFORMATION, PIDIREGAS LIABILITIES AND THE PEMEX PROJECT FUNDING MASTER TRUST (THE “MASTER TRUST”)
     The following consolidating information presents condensed consolidating balance sheets at June 30, 2008 and December 31, 2007 and condensed consolidating statements of operations and cash flow for the six-month periods ended June 30, 2008 and 2007 of Petróleos Mexicanos, the Master Trust, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the Non-Guarantor Subsidiaries (excluding the Master Trust).
     These statements are prepared in conformity with Mexican FRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and intercompany balances and transactions. Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively, the “Subsidiary Guarantors”) and Pemex-Petrochemicals are 100%-owned subsidiaries of Petróleos Mexicanos. Pemex-Petrochemicals, Pemex Finance and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (“Non-Guarantor Subsidiaries”). Petróleos Mexicanos’ guaranty of the indebtedness of the Master Trust is full and unconditional. The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ guaranty of the Master Trust’s payment obligations are full and unconditional and joint and several.
     The Master Trust, a consolidated entity which is a Delaware statutory trust, was organized under the laws of Delaware on November 10, 1998. On December 31, 1998, PEMEX transferred all assets and liabilities related to PIDIREGAS for an amount equaling Ps. 12,471,156 (in nominal terms) to the Master Trust. The main objective of the Master Trust is to administer financial resources related to PIDIREGAS, such financial resources being designated by PEMEX for that purpose, by assuming payment obligations under contracts relating to PIDIREGAS and acting as the borrower under financing arrangements for PIDIREGAS.
     Under an Assignment and Indemnity Agreement dated November 10, 1998, among Petróleos Mexicanos, the Master Trust and the Subsidiary Guarantors, Petróleos Mexicanos and the Subsidiary Guarantors have certain obligations to the Master Trust with respect to the liabilities incurred by the Master Trust in connection with PIDIREGAS. These obligations include:
(i)	the obligation of Petróleos Mexicanos to guarantee the repayment of the debt obligations undertaken by the Master Trust to finance PIDIREGAS;

(ii)	the obligation of Petróleos Mexicanos and the Subsidiary Guarantor which is sponsoring the relevant PIDIREGAS to make such payments to the Master Trust as may be necessary for the Master Trust to fulfill its payment obligations in respect of any financing the Master Trust has entered into in connection with such project; and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
(iii)	the joint and several obligation of Petróleos Mexicanos and each of the aforementioned Subsidiary Guarantors to indemnify the Master Trust with respect to any liability incurred by the Master Trust in connection with PIDIREGAS.
     The Master Trust is consolidated in the financial statements of PEMEX for each of the periods presented in accordance with consolidation principles detailed in Mexican FRS Bulletin B-8 “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Stocks.” In accordance with U.S. accounting principles, the Master Trust is a special purpose entity requiring consolidation in the financial statements as it does not meet non-consolidation criteria as specified in U.S. accounting literature.
     The following table sets forth, the principal amount outstanding of the registered debt securities issued by Master Trust, for which Petróleos Mexicanos is the Guarantor and Pemex—Exploration and Production, Pemex—Refining and Pemex—Gas and Basic Petrochemicals are the Subsidiary Guarantors:
Table 1: Registered Debt Securities of the Master Trust

			Principal Amount
Security	Issuer	Guarantor	Outstanding
5.75% Notes due 2015	Master Trust	Petróleos Mexicanos	U.S.$ 234,372
6.625% Guaranteed Bonds due 2035	Master Trust	Petróleos Mexicanos	1,249,000
7.375% Notes due 2014	Master Trust	Petróleos Mexicanos	362,995
7.875% Notes due 2009	Master Trust	Petróleos Mexicanos	797,727
8.00% Notes due 2011	Master Trust	Petróleos Mexicanos	182,174
8.625% Bonds due 2022	Master Trust	Petróleos Mexicanos	160,245
8.625% Bonds due 2023	Master Trust	Petróleos Mexicanos	106,507
9.125% Notes due 2010	Master Trust	Petróleos Mexicanos	552,855
9.25% Guaranteed Bonds due 2018	Master Trust	Petróleos Mexicanos	107,109
9.375% Guaranteed Notes due 2008	Master Trust	Petróleos Mexicanos	294,775
9.50% Guaranteed Bonds due 2027	Master Trust	Petróleos Mexicanos	219,217

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of
December 31, 2007 and in thousands of U.S. dollars)
     The following table sets forth, as of the date of this report, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals:
Table 2: Registered Debt Securities of Petróleos Mexicanos

Principal Amount
Security	Issuer	Guarantor	Outstanding
9.25% Global Guaranteed Bonds due 2018	Petróleos	Pemex Exploration	U.S.$ 9,296
	Mexicanos	and Production,
Pemex Refining and
Pemex Gas and Basic
Petrochemicals
9.375% Guaranteed Notes due 2008	Petróleos	Pemex Exploration	99,859
	Mexicanos	and Production,
Pemex Refining and
Pemex Gas and Basic
Petrochemicals
9.50% Global Guaranteed Bonds due 2027	Petróleos	Pemex Exploration	102,149
	Mexicanos	and Production,
Pemex Refining and
Pemex Gas and Basic
Petrochemicals
     The Master Trust does not guaranty debt securities issued by Petróleos Mexicanos.
     The significant differences between Mexican and U.S. GAAP as they affect PEMEX are described in Note 14. The following also presents the reconciliation of equity to U.S. GAAP as of June 30, 2008 and as of December 31, 2007 and the reconciliation of income to U.S. GAAP for the six-month periods ended June 30, 2008 and 2007 for each of Petróleos Mexicanos, the Master Trust, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries. For the six-month period ended June 30, 2007, the following reconciliation to U.S. GAAP does not include the reversal of Mexican FRS inflation accounting adjustments. There were no Mexican FRS inflation accounting adjustments made to any other periods.
     As of June 30, 2008 and December 31, 2007, Petróleos Mexicanos, the Master Trust, Fideicomiso F/163 and RepCon Lux are the only entities of PEMEX authorized to contract debt with debt outstanding as of that date, and thus all guaranteed debt is issued by these entities. The guarantees of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors because it has determined that such information is not material to investors.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of June 30, 2008

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	67,029,961	Ps.	29,466,089	Ps.	3,946,693	Ps.	21,131,600	Ps.	—	Ps.	121,574,343
Accounts, notes receivable and other, net and derivative financial instruments		67,398,119		6,004,909		42,234,055		77,744,446		—		193,381,529
Accounts receivable — intercompany		156,389,969		53,112,215		857,642,405		98,577,047		(1,165,721,636)		—
Inventories, net		209,615		—		95,761,693		20,543,265		—		116,514,573

Total current assets		291,027,664		88,583,213		999,584,846		217,996,358		(1,165,721,636)		431,470,445
Long-term receivables — intercompany		631,789,581		505,864,005		13,840,110		123,131,303		(1,274,624,999)		—
Investments in shares		420,942,405		—		1,680,834		31,406,562		(419,787,027)		34,242,774
Other investments		270,782,259		—		—		—		(270,782,259)		—
Properties and equipment, net		7,925,773		—		794,741,276		15,463,982		(930,135)		817,200,896
Other assets		998,373		—		8,261,590		788,008		—		10,047,971

Total assets	Ps.	1,623,466,055	Ps.	594,447,218	Ps.	1,818,108,656	Ps.	388,786,213	Ps.	(3,131,846,056)	Ps.	1,292,962,086

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	20,989,274	Ps.	48,050,566	Ps.	1,467,483	Ps.	13,708,181	Ps.	—	Ps.	84,215,504
Accounts payable — intercompany		783,318,369		6,400,025		302,429,083		70,641,183		(1,162,788,660)		—
Other current liabilities		4,164,982		9,397,591		77,771,774		53,677,432		—		145,011,779

Total current liabilities		808,472,625		63,848,182		381,668,340		138,026,796		(1,162,788,660)		229,227,283
Long-term debt		7,777,329		287,363,882		5,649,056		118,310,751		—		419,101,018
Long-term payables-intercompany		602,029,513		239,130,402		662,313,653		44,858,131		(1,548,331,699)		—
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors, and others		81,862,422		185,776		388,214,436		46,750,768		—		517,013,402

Total Liabilities		1,500,141,889		590,528,242		1,437,845,485		347,946,446		(2,711,120,359)		1,165,341,703

EQUITY		123,324,166		3,918,976		380,263,171		40,839,767		(420,725,697)		127,620,383

Total liabilities and equity	Ps.	1,623,466,055	Ps.	594,447,218	Ps.	1,818,108,656	Ps.	388,786,213	Ps.	(3,131,846,056)	Ps.	1,292,962,086

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF EQUITY
As of June 30, 2008

	Petróleos		Master		Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated
Equity under Mexican FRS	Ps.	123,324,166	Ps.	3,918,976	Ps.	380,263,171	Ps.	40,839,767	Ps.	(420,725,697)	Ps.	127,620,383
U.S. GAAP adjustments:

Exploration and drilling costs		—		—		11,918,788		—		—		11,918,788
Pensions and seniority premiums		1,912,481		—		7,784,313		943,795		—		10,640,589
Additional minimum pension liability		(15,287,966)		—		(89,828,820)		(11,156,911)		—		(116,273,697)
Post-retirement benefits		(3,009,890)		—		(15,477,973)		(2,143,225)		—		(20,631,088)
Effect in equity of labor obligation		(11,677,198)		—		(68,612,717)		(8,521,830)		—		(88,811,745)
Accrued vacation		(91,253)		—		(499,684)		(66,165)		—		(657,102)
Fixed asset adjustments:
Capitalized gains (losses) of hedging financial instruments, net		—		—		2,707,376		—		—		2,707,376
Capitalization of interest, net		54,465		—		(5,070,472)		672,384		—		(4,343,623)
Impairment, net		—		—		(21,206,940)		(3,869,448)		—		(25,076,388)
Profit in inventory		—		—		(37,974,563)		—		—		(37,974,563)
Deferred income taxes		—		—		298,403		—		—		298,403
Advance payment of minimum guaranteed dividends		(4,270,225)		—		—		—		—		(4,270,225)
Reclassification of Pemex Finance equity to minority interest		—		—		—		(1,280,653)		—		(1,280,653)
Investments in subsidiaries (2)		(241,384,342)		—		—		—		241,384,342		—

Total U.S. GAAP adjustments, net	Ps.	(273,753,928)		—	Ps.	(215,962,289)	Ps.	(25,422,053)	Ps.	241,384,342	Ps.	(273,753,928)

Equity (Deficit) under U.S. GAAP	Ps.	(150,429,762)	Ps.	3,918,976	Ps.	164,300,882	Ps.	15,417,714	Ps.	(179,341,355)	Ps.	(146,133,545)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

(2)	Reflects adjustment to investment balances of subsidiaries as a result of applying U.S. GAAP adjustments of such subsidiaries.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 2007

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	121,386,348	Ps.	19,201,904	Ps.	3,672,809	Ps.	26,736,179	Ps.	—	Ps.	170,997,240
Accounts, notes receivable and other, net and derivative financial instruments		18,262,729		3,883,155		86,304,727		55,969,800		—		164,420,411
Accounts receivable — intercompany		123,671,752		73,310,725		778,048,681		95,832,373		(1,070,863,531)		—
Inventories, net		313,283		—		77,582,304		15,247,549		—		93,143,136

Total current assets		263,634,112		96,395,784		945,608,521		193,785,901		(1,070,863,531)		428,560,787
Long-term receivables — intercompany		633,228,579		470,050,109		16,380,552		98,550,013		(1,218,209,253)		—
Investments in shares		368,950,383		—		1,595,297		30,312,679		(367,795,005)		33,063,354
Other investments		213,432,941		—		—		—		(213,432,941)		—
Properties and equipment, net		8,070,672		—		770,025,355		15,749,426		—		793,845,453
Intangible asset derived from the actuarial computation of labor obligations		11,124,683		—		54,913,164		5,970,988		—		72,008,835
Other assets		954,213		—		809,713		1,038,251		—		2,802,177

Total assets	Ps.	1,499,395,583	Ps.	566,445,893	Ps.	1,789,332,602	Ps.	345,407,258	Ps.	(2,870,300,730)	Ps.	1,330,280,606

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	6,603,093	Ps.	62,355,642	Ps.	2,337,399	Ps.	4,753,994	Ps.	—	Ps.	76,050,128
Accounts payable — intercompany		728,424,666		6,605,943		219,812,679		68,108,752		(1,022,952,040)		—
Other current liabilities		3,816,030		13,457,162		151,890,502		44,250,030		—		213,413,724

Total current liabilities		738,843,789		82,418,747		374,040,580		117,112,776		(1,022,952,040)		289,463,852
Long-term debt		8,676,110		289,721,950		5,160,995		121,269,417		—		424,828,472
Long-term payables-intercompany		623,510,449		194,105,101		648,882,879		13,046,260		(1,479,544,689)		—
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors, and others		79,229,875		200,095		433,390,324		53,260,127		—		566,080,421

Total Liabilities		1,450,260,223		566,445,893		1,461,474,778		304,688,580		(2,502,496,729)		1,280,372,745

EQUITY		49,135,360		—		327,857,824		40,718,678		(367,804,001)		49,907,861

Total liabilities and equity	Ps.	1,499,395,583	Ps.	566,445,893	Ps.	1,789,332,602	Ps.	345,407,258	Ps.	(2,870,300,730)	Ps.	1,330,280,606

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF EQUITY
For the year ended December 31, 2007

	Petróleos		Master		Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated
Equity under Mexican FRS	Ps.	49,135,360	Ps.	—	Ps.	327,857,824	Ps.	40,718,678	Ps.	(367,804,001)	Ps.	49,907,861
U.S. GAAP adjustments:

Exploration and drilling costs		—		—		12,518,420		—		—		12,518,420
Pensions and seniority premiums		(215,898)		—		(4,721,584)		(609,460)		—		(5,546,942)
Additional minimum pension liability		(9,035,148)		—		(52,271,893)		(6,408,612)		—		(67,715,653)
Post-retirement benefits		(4,792,303)		—		(25,951,048)		(3,444,001)		—		(34,187,352)
Effect in equity of labor obligation		(13,666,071)		—		(69,621,670)		(8,536,420)		—		(91,824,161)
Accrued vacation		(88,199)		—		(483,805)		(64,088)		—		(636,092)
Fixed asset adjustments:										—
Capitalized gains (losses) of hedging financial instruments, net				—		2,883,974		—		—		2,883,974
Capitalization of interest, net		39,891		—		(5,233,589)		411,091		—		(4,782,607)
Impairment, net		—		—		(22,615,830)		(3,948,416)		—		(26,564,246)
Profit in inventory		—		—		(26,755,771)				—		(26,755,771)
Deferred income taxes		—		—		305,403		—		—		305,403
Advance payment of minimum guaranteed dividends (APMGD)		(4,270,225)		—		—		—		—		(4,270,225)
Reclassification of Pemex Finance net income to minority interest		—		—		—		(1,415,775)		—		(1,415,775)
Investments in subsidiaries (2)		(215,963,074)		—		—		—		215,963,074		—

Total U.S. GAAP adjustments, net		(247,991,027)		—		(191,947,393)		(24,015,681)		215,963,074		(247,991,027)

Equity (Deficit) under U.S. GAAP	Ps.	(198,855,667)	Ps.	—	Ps.	135,910,431	Ps.	16,702,997	Ps.	(151,840,927)	Ps.	(198,083,166)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

(2)	Reflects adjustment to investment balances of subsidiaries as a result of applying U.S. GAAP adjustments of such subsidiaries.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the six-month period ended June 30, 2008

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated
Net sales	Ps.	19,160,841		—	Ps.	1,018,880,309	Ps.	539,778,307	Ps.	(885,322,854)	Ps.	692,496,603
Services income		13,083		—		—		890,238		(360,532)		542,789

Total sales revenues		19,173,924		—		1,018,880,309		540,668,545		(885,683,386)		693,039,392
Costs of sales		95,456		—		606,117,847		538,149,611		(865,756,863)		278,606,051

Gross income		19,078,468		—		412,762,462		2,518,934		(19,926,523)		414,433,341

General expenses:
Transportation and distribution expenses		—		—		16,082,473		1,059,709		—		17,142,182
Administrative expenses		19,906,299		8,118		28,561,317		7,669,211		(19,024,859)		37,120,086

Total general expenses		19,906,299		8,118		44,643,790		8,728,920		(19,024,859)		54,262,268

Operating income		(827,831)		(8,118)		368,118,672		(6,209,986)		(901,664)		360,171,073
Other (expenses) revenues, net		(232,126)		—		94,267,645		(3,503,281)		5,325,279		95,857,517
Comprehensive financing result (cost) income		9,623,542		(5,114,264)		(13,447,996)		(4,873,696)		6,432,921		(7,379,493)
Equity participation in subsidiaries		12,891,969		—		—		9,365,721		(17,630,217)		4,627,473
Capitalization of Master Trust operations and others		—		5,122,382		—		1,925,576		(7,047,958)		—

Income (loss) before taxes and duties		21,455,554		—		448,938,321		(3,295,666)		(13,821,639)		453,276,570
Taxes and duties		319,591		—		430,983,143		2,025,517		—		433,328,251

Net income (loss) for the period	Ps.	21,135,963	Ps.	—	Ps.	17,955,178	Ps.	(5,321,183)	Ps.	(13,821,639)	Ps.	19,948,319

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF INCOME
For the six-month period ended June 30, 2008

							Non-
	Petróleos		Master		Subsidiary		Guarantor				PEMEX
	Mexicanos(1)		Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated
Net (loss) income under Mexican FRS	Ps.	21,135,963	Ps.	—	Ps.	17,955,178	Ps.	(5,321,183)	Ps.	(13,821,639)	Ps.	19,948,319
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		(599,632)		—		—		(599,632)
Pension and seniority premiums		2,128,378		—		12,505,896		1,553,257		—		16,187,531
Post-retirement benefits		1,782,413		—		10,473,075		1,300,776		—		13,556,264
Accrued vacation		(3,054)		—		(15,879)		(2,077)		—		(21,010)
Fixed asset adjustments:
Capitalized gains of derivative financial instruments, net		—		—		(176,598)		—		—		(176,598)
Capitalization of interest, net		8,431		—		277,394		153,159		—		438,984
Impairment, net		—		—		1,408,890		78,968		—		1,487,858
Depreciation convention		—		—		—		—		—		—
Derivative financial instruments
Profit in inventory		—		—		(11,218,792)		—		—		(11,218,792)
Available-for-sale investment securities		—		—		—		(270,903)		—		(270,903)
Deferred income taxes		—		—		(7,000)		—		—		(7,000)
Reclassification of Pemex Finance net income to minority interest		—		—		—		64,110		—		64,110
Investments in Subsidiaries		15,524,644		—		—		—		(15,524,644)		—

Total U.S. GAAP adjustments	Ps.	19,440,812		—	Ps.	12,647,354	Ps.	2,877,290	Ps.	(15,524,644)	Ps.	19,440,812

Net income (loss) for the period	Ps.	40,576,775		—	Ps.	30,602,532	Ps.	(2,443,893)	Ps.	(29,346,283)	Ps.	39,389,131

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the six-month period ended June 30, 2007

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated
Net sales	Ps.	15,481,539	Ps.	—	Ps.	751,866,837	Ps.	360,757,075	Ps.	(599,036,947)	Ps.	529,068,504
Services income		14,393		—		—		834,600		(315,070)		533,923

Total revenues		15,495,932		—		751,866,837		361,591,675		(599,352,017)		529,602,427
Costs of sales		138,336		—		423,758,941		362,857,620		(583,052,425)		203,702,472

Gross income		15,357,596		—		328,107,896		(1,265,945)		(16,299,592)		325,899,955
General expenses:
Transportation and distribution expenses		—		—		11,795,887		566,564		—		12,362,451
Administrative expenses		14,689,681		5,188		23,142,443		3,754,135		(14,982,065)		26,609,382

Total costs and operating expenses		14,689,681		5,188		34,938,330		4,320,699		(14,982,065)		38,971,833

Operating income		667,915		(5,188)		293,169,566		(5,586,644)		(1,317,527)		286,928,122
Other (expenses) revenues net		(95,259)		—		30,213,909		(1,719,467)		3,598,136		31,997,319
Comprehensive financing result (cost) income		1,075,184		(9,686,018)		(13,245,847)		(5,073,142)		11,717,442		(15,212,381)
Equity participation in subsidiaries		26,112,103		—		—		8,151,937		(28,394,390)		5,869,650
Capitalization of Master Trust operations and others				9,691,206		—		2,025,269		(11,716,475)		—

Income (loss) before taxes and duties		27,759,943		—		310,137,628		(2,202,047)		(26,112,814)		309,582,710
Taxes and duties		—		—		280,827,753		916,461		—		281,744,214

Net income (loss) for the period	Ps.	27,759,943	Ps.	—	Ps.	29,309,875	Ps.	(3,118,508)	Ps.	(26,112,814)	Ps.	27,838,496

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF INCOME
For the six-month period ended June 30, 2007

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated
Net income (loss) under Mexican FRS	Ps.	27,759,943	Ps.	—	Ps.	29,309,875	Ps.	(3,118,508)	Ps.	(26,112,814)	Ps.	27,838,496
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		(685,437)		—		—		(685,437)
Pension and seniority premiums		61,867		—		362,805		43,415		—		468,087
Post-retirement benefits		159,546		—		847,768		104,992		—		1,112,306
Accrued vacation		(3,329)		—		(17,312)		(2,264)		—		(22,905)
Fixed asset adjustments:
Capitalized gains of hedging financial instruments, net		—		—		105,542		—		—		105,542
Capitalization of interest, net		7,525		—		1,676,703		137,841		—		1,822,069
Impairment, net		—		—		1,574,899		97,360		—		1,672,259
Depreciation convention		8,846		—		368,350		14,376		—		391,572
Derivative financial instruments		1,086		—		3,621,394		(403)		—		3,622,077
Profit in inventory		—		—		(8,473,452)		—		—		(8,473,452)
Available-for-sale securities		—		—		—		(2,207,073)		—		(2,207,073)
Deferred income taxes		—		—		(316,675)		—		—		(316,675)
Effect of inflation accounting on U.S. GAAP Adjustment		154,924		—		16,163		2,113		—		173,200
Reclassification of Pemex Finance net income to minority interest		—		—		—		(12,529)		—		(12,529)
Investments in Subsidiaries		(2,741,424)		—		—		—		2,741,424		—

Total U.S. GAAP adjustments	Ps.	(2,350,959)	Ps.	—	Ps.	(919,252)	Ps.	(1,822,172)	Ps.	2,741,424	Ps.	(2,350,959)

Net income (loss) for the period	Ps.	25,408,984	Ps.	—	Ps.	28,390,623	Ps.	(4,940,680)	Ps.	(23,371,390)	Ps.	25,487,537

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOW (1)
For the six-month period ended June 30, 2008

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(2)		Master Trust(2)		Guarantors(2)		Subsidiaries		Eliminations		Consolidated
Operating activities
Net income (loss) for the period	Ps.	21,135,963	Ps.	—	Ps.	17,955,178	Ps.	(5,321,183)	Ps.	(13,821,639)	Ps.	19,948,319
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		312,158		—		39,347,084		560,094		—		40,219,336
Reserve for retirement payments, pensions and seniority premiums		11,359,530		—		56,143,428		7,429,704		—		74,932,662
Loss on disposal of fixed assets		11,382		—		93,664		112,428		—		217,474
Allowance for uncollectible trade accounts		(4,195)		—		1,402,963		(206,881)		—		1,191,887
Allowance for slow-moving inventory and obsolescence		(12,856)		—		(64,238)		(67,061)		—		(144,155)
Conversion effect		—		—		—		—		—
Foreign exchange loss (gain)		(620,010)		(13,615,320)		—		(57,524)		—		(14,292,854)
Accrued interest		(110,996)		2,358,285		—		773,201		—		3,020,490
Profit sharing in Subsidiaries		(12,891,508)		—		—		(4,627,473)		12,891,508		(4,627,473)
Gain from monetary position		—		—		—		—		—
Deferred income taxes		—		—		20,771		—		—		20,771
Changes in operating assets and liabilities										—
Accounts and notes receivable		(49,249,888)		1,797,222		42,667,708		(20,646,730)				(25,431,688)
Inter-company changes and deductions		18,719,808		115,323		192,430,997		2,519,687		(213,785,815)
Inventories		116,524		—		(18,115,151)		(5,228,655)		—		(23,227,282)
Other assets		(44,160)		—		(7,451,877)		250,243		—		(7,245,794)
Retirement, seniority premiums and other post retirements benefits payments		(5,037,892)				(14,120,907)		(1,683,916)		—		(20,842,715)
Accounts payable and accrued liabilities		21,233,353		(4,073,890)		(73,785,540)		8,461,867		—		(48,164,210)

Cash flows provided by (used in) operating activities		4,917,213		(13,418,380)		236,524,080		(17,732,199)		(214,715,946)		(4,425,232)
Investing activities:
Increase in fixed assets, net		(178,641)		—		(63,803,769)		(387,078)		930,135		(63,439,353)
Inter-company (increase) decrease in investments		(74,003,480)		(15,615,386)		(207,487,953)		4,070,792		293,036,027		—
Donated surplus		90,426		—		—		—		—		90,426
Increase (deduction) of equity		—		—		(67,755)		—		—		(67,755)
Investments in Subsidiaries		1,198		—		(835,080)		2,600,352		193,589		1,960,059

Cash flows provided by (used in) investing activities		(74,090,497)		(15,615,386)		(272,194,557)		6,284,066		294,159,751		(61,456,623)
Financing Activities												—
Proceeds from long term financing		52,476,060		23,278,350		—		9,995,172		—		85,749,582
Financing payments		(38,257,655)		(28,684,460)		(381,857)		(4,772,851)		—		(72,096,823)
Inter-company (decrease) increase in financing		67,901		44,704,060		34,050,848		620,996		(79,443,805)		—
Increase in equity of subsidiary entities		530,589		—		2,275,371		239		—		2,806,199

Cash flows provided by (used in) financing activities		14,816,895		39,297,950		35,944,362		5,843,556		(79,443,805)		16,458,958

Increase (decrease) in cash and cash equivalents		(54,356,389)		10,264,184		273,885		(5,604,577)		—		(49,422,897)
Cash and cash equivalents, beginning of period		121,386,348		19,201,904		3,672,809		26,736,179		—		170,997,240

Cash and cash equivalents, end of period	Ps.	67,029,959	Ps.	29,466,088	Ps.	3,946,694	Ps.	21,131,602	Ps.	—	Ps.	121,574,343

(1)	The presentation of the accompanying cash flow statement is prepared in accordance with U.S. GAAP. The amounts included in the accompanying cash flow are prepared in accordance with Mexican FRS.

(2)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOW (1)
For the six-month period June 30, 2007

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(2)		Master Trust(2)		Guarantors(2)		Subsidiaries		Eliminations		Consolidated
Operating activities
Net income (loss) for the period	Ps.	27,759,943	Ps.	—	Ps.	29,309,875	Ps.	(3,118,508)	Ps.	(26,112,814)	Ps.	27,838,496
Adjustments to reconcile net income (loss) to cash provided by operating activities		—		—
Depreciation and amortization		333,610		—		32,121,625		496,806		—		32,952,041
Reserve for retirement payments, pensions and seniority premiums		6,192,704		—		31,459,165		4,061,550		—		41,713,419
Loss on disposal of fixed assets		7,156		—		1,307,714		136,476		—		1,451,346
Allowance for uncollectible trade accounts		(669)		—		(1,052,092)		(33,687)		—		(1,086,448)
Allowance for decline in the value of inventory		(31,522)		—		(124,292)		(22,166)		—		(177,980)
Conversion effect		—		—		—		(504,802)		—		(504,802)
Foreign exchange loss (gain)		(66,824)		(1,994,267)		—		(2,190)		—		(2,063,281)
Accrued interest		1,548,906		2,828,569		—		343,770		—		4,721,245
Profit sharing in Subsidiaries		(26,112,813)		—				(5,869,651)		26,112,814		(5,869,650)
Gain from monetary position		(1,297,022)		—		(1,201,206)		280,881		—		(2,217,347)
Deferred taxes				—		(167,434)		—		—		(167,434)
Changes in operating assets and liabilities				—
Accounts and notes receivable		16,309,045		2,095,278		(23,221,619)		(16,633,557)		—		(21,450,853)
Inter-company changes and deductions		330,708,057		1,022,068		16,836,063		14,379,286		(362,945,474)		—
Inventories		206,192		7,879		(1,030,850)		(349,047)		—		(1,165,826)
Other assets		33,258		—		(225,363)		519,220		—		327,115
Accounts payable and accrued liabilities		(205,439)		(4,884,835)		4,132,767		3,222,175		—		2,264,668
Retirement, seniority premiums and other post retirements benefits payments		(2,903,109)		—		(10,820,310)		(600,536)		—		(14,323,955)

Cash flows provided by (used in) operating activities		352,481,473		(925,308)		77,324,043		(3,693,980)		(362,945,474)		62,240,754
Investing activities:
Increase in fixed assets, net		(138,645)		—		(56,346,732)		(603,253)		—		(57,088,630)
Inter-company (increase) decrease in investments		(100,356,365)		(54,722,945)		(32,217,894)		638,908		186,658,296		—
Investments in Subsidiaries		(873,710)				1,051,185		880,014		329,887		1,387,376

Cash flows provided by (used in) investing activities		(101,368,720)		(54,722,945)		(87,513,440)		915,668		186,988,183		(55,701,254)
Financing Activities
Proceeds from long term financing		13,100,174		8,869,950		690,936		—		—		22,661,060
Financing payments		(17,165,789)		(24,962,082)				(4,382,602)		—		(46,510,473)
Inter-company (decrease) increase in financing		(272,581,222)		86,452,195		9,517,908		323,190		176,287,929		—
Increase in equity of subsidiary entities		732,032		—		10,978		—		(10,978)		732,032
Minimum guaranteed dividends paid to the Mexican Government		—		—		—		319,660		(319,660)		—

Cash flows provided by (used in) financing activities		(275,914,805)		70,360,063		10,219,822		(3,739,752)		175,957,291		(23,117,381)

Effects of inflation on cash and cash equivalents		(204,953)		(34,931)		(4,585)		(57,041)		—		(301,510)

Increase (decrease) in cash and cash equivalents		(25,007,005)		14,676,879		25,840		(6,575,105)		—		(16,879,391)
Cash and cash equivalents, beginning of period		132,603,260		22,600,471		2,966,671		36,904,899		—		195,075,301

Cash and cash equivalents, end of period	Ps.	107,596,255	Ps.	37,277,350	Ps.	2,992,511	Ps.	30,329,794	Ps.	—	Ps.	178,195,910

(1)	The presentation of the accompanying cash flow statement is prepared in accordance with U.S. GAAP. The amounts included in the accompanying cash flow are prepared in accordance with Mexican FRS.

(2)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos
Associate Managing Director of Finance

Date: November 25, 2008
FORWARD-LOOKING STATEMENTS

             This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.